As filed with the Securities and Exchange Commission on April [●], 2014

Registration No. 333-194473

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2
to

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Virtu Financial, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**6200**	**32-0420206**
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

645 Madison Avenue
New York, New York 10022-1010
(212) 418-0100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Douglas A. Cifu
Chief Executive Officer
645 Madison Avenue
New York, New York 10022-1010
(212) 418-0100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John C. Kennedy, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
(212) 373-3000

Michael Kaplan, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
(212) 450-4000

Approximate date of commencement of proposed sale to the public: **As soon as practicable after this Registration Statement becomes effective.**

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company) Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)(2)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.00001 per share	24,119,726	$18.00	$434,155,068	$55,920

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(a) of the Securities Act of 1933, as amended.

(2) Includes 3,146,051 shares subject to the underwriters' option to purchase additional shares of Class A common stock.

(3) $12,880 of such fee was previously paid and the remaining amount of $43,040 is being paid herewith.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Asset Classes	Selected Venues in Which We Make Markets
North, Central and South America ("Americas") Equities	NYSE, NASDAQ, DirectEdge, NYSE Arca, NYSE MKT (formerly NYSE Amex), BATS, IEX, TMX, ICE, CME, BM&F Bovespa, major dark pools
Europe, Middle East and Africa ("EMEA") Equities	LSE, Deutsche Boerse, NASDAQ OMX, NYSE Euronext, Eurex, Chi-X, BME, XETRA, NYSE Liffe, Turquoise, Borsa Italiana, SIX Swiss Exchange, Johannesburg Stock Exchange
Asia and Pacific ("APAC") Equities	TSE, SGX, OSE, SBI Japannext, TOCOM
Global Commodities (including energy, metals and other commodities)	CME, ICE, TOCOM, SGX, NYSE Liffe, EBS
Global Currencies (including futures contracts in FX)	CME, ICE, Currenex, EBS, HotSpot, Reuters, FXall, LMAX
Options, Fixed Income and Other Securities	CBOE, PHLX, NYSE Arca Options, eSpeed, BOX, BrokerTec

We refer to our market making activities as being "market neutral," which means that we are not dependent on the direction of a particular market and do not speculate. Our market making activities are designed to minimize capital at risk at any given time by limiting the notional size of our positions. Our strategies are also designed to lock in returns through precise hedging in the primary instrument or in one or more economically equivalent instruments, as we seek to eliminate the price risk in any positions held. Our revenue generation is driven primarily by transaction volume across a broad range of securities, asset classes and geographies. We avoid the risk of long or short positions in favor of seeking to earn small bid/ask spreads on large trading volumes across thousands of securities and other financial instruments. While we seek to eliminate the price risk of long or short positions, a great number of our trades are not profitable. For example, for the 61 trading days of the first quarter of 2014, we averaged approximately 3.2 million trades per day globally across all asset classes, approximately 49.6% of which were not profitable (approximately 48.0% of our trades in U.S. equities were not profitable), with the remainder profitable.

We do not engage in the types of principal investing and predictive, momentum and signal trading in which many other broker-dealers and trading firms engage. In fact, in order to minimize the likelihood of unintended activities by our market making strategies, if our risk management system detects a trading strategy generating revenues outside of our preset limits, it will freeze, or "lockdown," that strategy and alert risk management personnel and management. Although this approach may prevent us from maximizing potential returns in times of extreme market volatility, we believe the reduction in risk is an appropriate trade-off that is in keeping with our aim of generating consistently strong revenue from trading.

For the years ended December 31, 2013 and 2012, our total revenues were approximately $664.5 million and $615.6 million, respectively, our trading income, net, was approximately $623.7 million and $581.5 million, respectively, our Adjusted Net Trading Income was approximately $414.5 million and $366.3 million, respectively, our net income was approximately $182.2 million and $87.6 million, respectively, and our Adjusted Net Income was approximately $215.4 million and $188.3 million, respectively. For the year ended December 31, 2013, we earned approximately 27% of our Adjusted Net Trading Income from Americas equities (of which approximately 20% was attributable to U.S. equities and approximately 7% was attributable to Canadian and Latin American equities), 11% from EMEA equities, 11% from APAC equities, 23% from global commodities, 20% from global currencies and 9% from options, fixed income and other securities. For a reconciliation of Adjusted Net Trading Income to trading income, net, and Adjusted Net Income to net income, see " — Summary Historical and Pro Forma Consolidated Financial and Other Data." Since our inception, we have sought to broadly diversify our market making across securities, asset classes and geographies, and as a result, for the year ended December 31, 2013, we achieved a diverse mix of Adjusted Net Trading Income results, with no one geography or asset class constituting more than 27% of our total Adjusted Net Trading Income.

The chart below illustrates our daily Adjusted Net Trading Income from January 1, 2009 through February 28, 2014. While we regularly have losing trades or losing trading strategies over the course of a day or longer periods, the overall diversity of our market making activities, together with our real-time risk management strategy and technology, have enabled us to have only one overall losing trading day during the period depicted, a total of 1,278 trading days.



Daily Adjusted Net Trading Income Distribution(1)
(in millions)

	< $0	$0.0 to $0.3	$0.3 to $0.5	$0.5 to $0.8	$0.8 to $1.0	$1.0 to $1.3	$1.3 to $1.5	$1.5 to $1.8	$1.8 to $2.0	$2.0 to $2.3	$2.3 to $2.5	$2.5 to $2.8	$2.8 to $3.0	$3.0 to $3.3	$3.3 to $3.5	$3.5 to $3.8	$3.8 to $4.0	$4.0 to $4.3	$4.3 to $4.5	$4.5 to $4.8	$4.8 to $5.0	> $5.0
2014 YTD(2)	-	-	-	-	1	1	9	10	6	8	2	2	1	-	-	-	-	-	-	-	-	-
2013	-	-	-	1	7	26	57	67	53	19	11	2	2	-	1	1	-	-	-	-	-	-
2012	1	-	-	-	10	46	85	59	28	7	7	-	1	-	-	-	-	-	-	1	-	-
2009-2011	-	-	-	12	80	173	168	131	92	38	18	12	10	1	2	4	-	2	1	-	-	2
Total	1	-	-	13	98	246	319	267	179	72	38	16	14	1	3	5	-	2	1	1	-	2

(1)   Includes Madison Tyler Holdings' Adjusted Net Trading Income prior to the Madison Tyler Transactions on July 8, 2011. Includes NYSE trading days and excludes holidays and half days.

(2)   2014 YTD includes the first 40 trading days in January and February of 2014.

Technology and operational efficiency are at the core of our business, and our focus on market making technology is a key element of our success. We have developed a proprietary, multi-asset, multi-currency technology platform that is highly reliable, scalable and modular, and we integrate directly with exchanges and other liquidity centers. Our market data, order routing, transaction processing, risk management and market surveillance technology modules manage our market making activities in an efficient manner and enable us to scale our market making activities globally and across additional securities and other financial instruments and asset classes without significant incremental costs or third-party licensing or processing fees.

Industry and Market Overview

A ''market maker'' or ''liquidity provider'' is commonly defined by stock exchanges, futures exchanges and regulatory authorities around the world as a person or entity who provides continuous, two-sided quotes at multiple price levels at or near the best bid or offer, taking market risk, through a variety of exchanges and markets, which are accessible broadly and continuously for immediate execution. Market makers, like us, serve a critical role in the functioning of all platform also allow us to capitalize on higher transaction volumes during periods of extraordinary market volatility and are the drivers of our large trading volumes, enabling us to constantly diversify our Adjusted Net Trading Income through asset class and geographic expansion and to deliver consistent profitability. As a result, during the year ended December 31, 2013, no single asset class or geography constituted more than 30% of our total Adjusted Net Trading Income. Our diversification, together with our revenue generation strategy of earning small bid/ask spreads on large trading volumes across thousands of securities, enables us to deliver consistent Adjusted Net Trading Income under a wide range of market conditions.

Low Costs and Large Economies of Scale. Our high degree of automation, together with our ability to reduce external costs by internalizing certain trade processing functions, enables us to leverage our low market making costs over large trading volumes. Our market making costs are low due to several factors. As a self-clearing member of the Depository Trust Company (''DTC''), we avoid paying clearing fees to third parties in our U.S. equities market making business. In addition, because of our significant scale, we are able to obtain favorable pricing for trade processing functions and other costs that we do not internalize. Our significant volumes generally place us in the top tiers of favorable brokerage, clearing and exchange fees for venues that provide tiered pricing structures. Our low-cost structure allows us to maintain a marginal cost per trade that we believe is favorable compared to our competitors. Our scale is further demonstrated by our headcount — as of December 31, 2013, we had only 151 employees. Our business efficiency is also reflected in our operating margins and our Adjusted EBITDA margins.

Real-Time Risk Management. Our trading is designed to be non-directional, non-speculative and market neutral. Our market making strategies are designed to put minimal capital at risk at any given time by limiting the notional size of our positions. Our strategies are also designed to lock in returns through precise hedging in the primary instrument or in one or more economically equivalent instruments, as we seek to eliminate the price risk in any positions held. Our real-time risk management system is built into our trading platform and is an integral part of our order life-cycle, analyzing real-time pricing data and ensuring that our order activity is conducted within strict pre-determined trading and position limits. If our risk management system detects that a trading strategy is generating revenues outside of our preset limits, it will lockdown that strategy and alert management. In addition, our risk management system continuously reconciles our internal transaction records against the records of the exchanges and other liquidity centers with which we interact. As a result of our successful real-time risk management strategy, we have had only one losing trading day since January 1, 2008.

Proven and Talented Management Team. Our management team, with an average of more than 20 years of industry experience, is led by individuals with diverse backgrounds and deep knowledge and experience in the development and application of technology to the electronic trading industry. Mr. Vincent Viola, our Founder and Executive Chairman, is the former Chairman of the NYMEX and has been a market maker his entire career since leaving active duty in the U.S. Army and joining the NYMEX in 1982. Mr. Viola is widely recognized as an innovator and pioneer in market making and electronic trading over his 30-plus year career. Our Chief Executive Officer, Mr. Douglas A. Cifu has been with us since our founding in 2008 and previously was a Partner with the international law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP. Mr. Christopher Concannon, our President and Chief Operating Officer, has been with us since 2009. Mr. Concannon's experience includes six years as Executive Vice President of NASDAQ OMX Group, where he was responsible for overseeing all of NASDAQ OMX's U.S. exchanges.

"Management Vehicles." Certain of the equity interests held by the Management Vehicles are subject to vesting restrictions; and

- certain current and former members of the management of Virtu Financial and Madison Tyler Holdings and their affiliates, whom we refer to collectively as the "Management Members." Certain of the equity interests held by the Management Members are subject to vesting restrictions.

Prior to the completion of this offering, we intend to commence an internal reorganization, which we refer to as the "reorganization transactions." In connection with the reorganization transactions, the following steps will occur:

- we will become the sole managing member of Virtu Financial;

- two of the Founder Pre-IPO Members other than the Founder Trusts will liquidate and distribute their equity interests in Virtu Financial to their equityholders, one of whom is TJMT Holdings LLC, the third Founder Pre-IPO Member other than the Founder Trusts;

- the Silver Lake Pre-IPO Member will distribute its equity interests in Virtu Financial to its equityholders, which consist of investment funds and other entities affiliated with Silver Lake Partners;

- following a series of transactions, we will acquire equity interests in Virtu Financial as a result of certain mergers involving wholly owned subsidiaries of ours and an affiliate of Silver Lake Partners, and in exchange we will issue to SLP III EW Feeder I, L.P., another affiliate of Silver Lake Partners whom we refer to as the "Silver Lake Post-IPO Stockholder," shares of our Class A common stock and rights to receive payments under a tax receivable agreement described below. The number of shares of Class A common stock to be issued to the Silver Lake Post-IPO Stockholder will be based on the value of the Virtu Financial equity interests that we acquire, which will be determined based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of our Class A common stock in this offering;

- all of the existing equity interests in Virtu Financial will be reclassified into Virtu Financial's non-voting common interest units, which we refer to as "Virtu Financial Units." The number of Virtu Financial Units to be issued to each member of Virtu Financial will be determined based on a hypothetical liquidation of Virtu Financial and the initial public offering price per share of our Class A common stock in this offering. The Virtu Financial Units received by one of the Management Vehicles and the Management Members will have the same vesting restrictions as the equity interests being reclassified. Vested Virtu Financial Units will be entitled to receive distributions, if any, from Virtu Financial. Subject to certain exceptions, unvested Virtu Financial Units will not be entitled to receive such distributions (other than tax distributions). If any unvested Virtu Financial Units are forfeited, they will be cancelled by Virtu Financial for no consideration (and we will cancel the related shares of Class C common stock (described below) for no consideration);

- we will amend and restate our certificate of incorporation and will be authorized to issue four classes of common stock: Class A common stock, Class B common stock, Class C common stock and Class D common stock, which we refer to collectively as our "common stock." The Class A common stock and Class C common stock will each provide holders with one vote on all matters submitted to a vote of stockholders, and the Class B common stock and Class D common stock will each provide holders with 10 votes on all matters submitted to a vote of stockholders. The holders of Class C common stock and Class D common stock will not have any of the economic rights (including rights to dividends and

9

exercise of the underwriters' option to purchase additional shares, we will hold approximately 20.1% of the outstanding Virtu Financial Units, the Virtu Post-IPO Members will hold approximately 79.9% of the outstanding Virtu Financial Units and approximately 96.8% of the combined voting power of our outstanding common stock, the Silver Lake Post-IPO Stockholder will indirectly own (through us) a 4.9% equity interest in Virtu Financial and hold approximately 0.8% of the combined voting power of our common stock and the investors in this offering will indirectly own (through us) a 15.2% equity interest in Virtu Financial and hold approximately 2.4% of the combined voting power of our common stock. See ''Organizational Structure,'' ''Certain Relationships and Related Party Transactions'' and ''Description of Capital Stock'' for more information on the rights associated with our capital stock and the Virtu Financial Units.

In connection with the reorganization transactions, we will acquire existing equity interests in Virtu Financial from an affiliate of Silver Lake Partners in the Mergers described under ''Organizational Structure — The Reorganization Transactions.'' In addition, as described above, we intend to use a portion of the net proceeds from this offering to purchase Virtu Financial Units and corresponding shares of Class C common stock from certain Virtu Post-IPO Members, including the Silver Lake Post-IPO Members and certain members of management. These acquisitions of interests in Virtu Financial will result in tax basis adjustments to the assets of Virtu Financial that will be allocated to us and our subsidiaries. In addition, future exchanges by the Virtu Post-IPO Members of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. In connection with the reorganization transactions, we will enter into tax receivable agreements that will obligate us to make payments to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder generally equal to 85% of the applicable cash savings that we actually realize as a result of these tax attributes and tax attributes resulting from payments made under the tax receivable agreement. We will retain the benefit of the remaining 15% of these tax savings. See ''Organizational Structure — Holding Company Structure and Tax Receivable Agreements'' and ''Certain Relationships and Related Party Transactions — Tax Receivable Agreements.''

New Revolving Credit Facility

We have obtained commitments from a syndicate of lenders, subject to customary conditions in addition to the consummation of this offering, to fund up to a new $100 million revolving credit facility, the proceeds of which will be available for general corporate purposes. This new revolving credit facility, which we refer to as the ''new revolving credit facility,'' will be implemented pursuant to an amendment to our senior secured credit facility, will be secured on a pari passu basis with the existing term loan under our senior secured credit facility and will be subject to the same financial covenants and negative covenants. Although we have obtained commitments for the new revolving credit facility, the commitments are subject to conditions (including termination) and there can be no assurance that we will successfully enter into the new revolving credit facility. See ''Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Credit Facilities.''

Our Principal Equityholders

Following the reorganization transactions and this offering, the Founder Post-IPO Members will control approximately 93.2% of the combined voting power of our outstanding common stock (or 93.1% if the underwriters exercise their option to purchase additional shares in full) based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). As a result, the Founder

	Following the consummation of this offering, before any other distributions are made to us and the Virtu Post-IPO Members by Virtu Financial, Virtu Financial will distribute to certain Virtu Pre-IPO Members as of a record date prior to the commencement of the reorganization transactions, pro rata in accordance with their respective interests in classes of equity entitled to participate in operating cash flow (as defined under "Dividend Policy") distributions, operating cash flow of Virtu Financial and its subsidiaries for the fiscal period beginning on January 1, 2014 and ending on the date of the consummation of the reorganization transactions, less any reserves established during this period and less any operating cash flow for this period previously distributed to such Virtu Pre-IPO Members (including the Pre-IPO Distributions (as defined under "Dividend Policy")). We expect this distribution will be funded from cash on hand.
	See "Dividend Policy."
Proposed NASDAQ symbol	"VIRT."
Risk factors	You should read the "Risk Factors" section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our Class A common stock.

Unless we indicate otherwise throughout this prospectus, the number of shares of our Class A common stock and Class B common stock outstanding after this offering excludes:

- shares issuable pursuant to stock options and restricted stock units with respect to an aggregate amount of 8,551,000 shares of Class A common stock that we expect to issue in connection with this offering under the Virtu Financial, Inc. 2014 Management Incentive Plan (the "2014 Management Incentive Plan"). See "Executive Compensation — IPO Equity Grants";

- additional shares issuable pursuant to stock options, restricted stock units or other equity-based awards with respect to an aggregate amount of 2,449,000 shares of Class A common stock, that we expect to remain available for issuance under the 2014 Management Incentive Plan following the completion of this offering. See "Executive Compensation—2014 Management Incentive Plan";

- shares of Class A common stock reserved for issuance upon the exchange of Virtu Financial Units (together with the corresponding shares of our Class C common stock), and shares of Class B common stock reserved for issuance upon the exchange of Virtu Financial Units (together with the corresponding shares of our Class D common stock); and

- shares of our Class A common stock reserved for issuance upon the conversion of our Class B common stock into Class A common stock.

Unless we indicate otherwise, all information in this prospectus assumes (i) that the underwriters do not exercise their option to purchase up to 3,146,051 additional shares from us and (ii) an initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus). Where we specifically indicate that information in this prospectus assumes that the underwriters exercise their option to purchase additional shares in full, such information further assumes that the Silver Lake Equityholders elect to cause us to use a portion of the net proceeds from such exercise to purchase 1,675,463 additional shares and/or Virtu Financial Units from them. See "Certain Relationships and Related Party Transactions — Purchases from Equityholders" for more information regarding the underwriters' option to purchase additional shares and the use of the proceeds therefrom to purchase additional shares of Class A common stock and/or Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Equityholders.

Results of Operations'' and our and Virtu Financial's audited consolidated financial statements and related notes thereto included elsewhere in this prospectus.

(In thousands)	Pro Forma Year Ended Dec. 31, 2013	Years Ended Dec. 31, 2013	2012	2011
Consolidated Statements of Comprehensive Income Data(1):				
Revenues				
Trading income, net	$ 623,733	$ 623,733	$ 581,476	$ 449,360
Interest and dividends income	31,090	31,090	34,152	11,851
Technology services	9,682	9,682	—	—
Total revenues	664,505	664,505	615,628	461,211
Operating Expenses				
Brokerage, exchange and clearance fees, net	195,146	195,146	200,587	148,020
Communication and data processing	64,689	64,689	55,384	46,109
Employee compensation and payroll taxes	96,692	78,353	63,836	46,344
Interest and dividends expense	45,196	45,196	48,735	24,093
Operations and administrative	27,215	27,215	27,826	7,986
Depreciation and amortization	23,922	23,922	17,975	12,074
Amortization of purchased intangibles and acquired capitalized software	1,011	1,011	71,654	37,820
Acquisition cost	—	—	69	18,843
Acquisition related retention bonus	6,705	6,705	6,151	4,325
Impairment of intangible assets	—	—	1,489	—
Lease abandonment	—	—	6,134	—
Debt issue cost related to debt refinancing(2)	10,022	10,022	—	—
Financing interest expense on senior secured credit facility	22,758	24,646	26,460	14,608
Total operating expenses	493,356	476,905	526,300	360,222
Income before income taxes	171,149	187,600	89,328	100,989
Provision for income taxes	(17,609)	(5,397)	(1,768)	(11,697)
Net income	$ 153,540	$ 182,203	$ 87,560	$ 89,292
Net income attributable to non-controlling interest	(132,436)	—	—	—
Net income attributable to Virtu Financial, Inc.	21,104	—	—	—
Basic and diluted earnings per share to Class A common stockholders:				
Basic	0.76	—	—	—
Diluted	0.76	—	—	—
Weighted average number of shares used in computing earnings per share:				
Basic	27,732,808	—	—	—
Diluted	27,732,808	—	—	—

(In thousands)	Pro Forma as of Dec. 31, 2013	As of Dec. 31, 2013	2012
Consolidated Statements of Financial Condition Data:			
Cash and cash equivalents	$ 36,858	$ 66,010	$ 39,978
Total assets	4,052,991	3,963,570	3,208,947
Senior secured credit facility	507,725	507,725	256,309
Total liabilities	3,661,611	3,510,282	2,518,712
Class A-1 redeemable membership interest(3)	—	250,000	250,000
Total equity	391,380	203,288	440,235

The following table reconciles trading income, net, to Adjusted Net Trading Income:

(In thousands)	Years Ended Dec. 31,		
	2013	2012	2011
Trading income, net	$ 623,733	$ 581,476	$ 449,360
Interest and dividends income and expense, net	(14,106)	(14,583)	(12,242)
Brokerage, exchange and clearance fees, net	(195,146)	(200,587)	(148,020)
Adjusted Net Trading Income	$ 414,481	$ 366,306	$ 289,098

The following table shows our Adjusted Net Trading Income, average daily Adjusted Net Trading Income and percentage of Adjusted Net Trading Income by asset class for the years ended December 31, 2013, 2012 and 2011.

(In thousands, except percentages)	Years Ended Dec. 31,								
	2013			2012			2011		
	Total	Average Daily(a)	%	Total	Average Daily(a)	%	Total	Average Daily(a)	%
Adjusted Net Trading Income: **Asset Class**									
Americas Equities(b)	$111,098	$ 441	27%	$108,845	435	30%	$104,343	$ 414	35%
EMEA Equities	44,435	176	11%	45,799	183	13%	37,205	148	13%
APAC Equities	45,566	181	11%	41,924	168	11%	17,520	70	6%
Global Commodities	94,934	377	23%	96,602	386	26%	68,059	270	24%
Global Currencies	81,014	321	20%	50,766	203	14%	48,719	193	17%
Options, Fixed Income and Other Securities	38,499	153	9%	26,628	106	7%	16,293	65	6%
Unallocated(c)	(1,065)	(4)	-1%	(4,258)	(17)	(1)%	(3,041)	(12)	(1)%
Total Adjusted Net Trading Income	$414,481	$1,645	100%	$366,306	$1,464	100%	$289,098	$1,148	100%

(a)   Average daily Adjusted Net Trading Income figures are based on (i) 252 trading days during the year ended December 31, 2013, (ii) 250 trading days during the year ended December 31, 2012 and (iii) 252 trading days during the year ended December 31, 2011.

(b)   In 2013, our Adjusted Net Trading Income, average daily Adjusted Net Trading Income and percentage of Adjusted Net Trading Income for Americas Equities consisted of approximately $83.2 million, $330,000 and 20%, respectively, attributable to U.S. equities, and approximately $27.9 million, $111,000 and 7%, respectively, attributable to Canadian and Latin American equities.

(c)   Under our methodology for recording ''trading income, net'' in our consolidated statements of comprehensive income, we recognize revenues based on the exit price of assets in accordance with applicable U.S. GAAP rules, and when we calculate Adjusted Net Trading Income for corresponding reporting periods, we start with trading income, net, so calculated. By contrast, when we calculate Adjusted Net Trading Income by asset class, we recognize revenues on a daily basis, and as a result prices used in recognizing revenues may differ. Because we provide liquidity on a global basis, across asset classes and time zones, the timing of any particular daily Adjusted Net Trading Income calculation can effectively defer or accelerate revenue from one day to another or one reporting period to another, as the case may be. We do not allocate any resulting differences based on the timing of revenue recognition.

(6)   We calculate ''operating margin'' by dividing Adjusted Net Income by Adjusted Net Trading Income. We calculate ''Adjusted EBITDA margin'' by dividing Adjusted EBITDA by Adjusted Net Trading Income. Operating margin and Adjusted EBITDA margin are non-GAAP financial measures used by management in evaluating operating performance and in making strategic decisions. Other companies may define operating margin and Adjusted EBITDA margin differently, and as a result our measures may not be directly comparable to those of other companies. These measures should be considered in addition to, rather than as a substitute for, the comparable U.S. GAAP financial measures as measures of our operating performance.

penalties and fines sought by regulatory authorities have increased considerably. This regulatory and enforcement environment has created uncertainty with respect to various types of transactions that historically had been entered into by financial services firms and that were generally believed to be permissible and appropriate. ''High frequency'' and other forms of low latency or electronic trading strategies continue to be the focus of extensive regulatory scrutiny by federal, state and foreign regulators and self-regulatory organizations (''SROs''), and such scrutiny is likely to continue. While we do not engage in the type of principal investing or predictive, momentum or signal trading that are associated with high frequency trading, our market making and trading activities are characterized by substantial volumes, an emphasis on technology and certain other characteristics that are commonly associated with high frequency trading. Specifically, both the SEC and the Commodity Futures Trading Commission (''CFTC'') have issued general concept releases on market structure requesting comment from market participants on topics including, among others, high frequency trading, co-location, dark liquidity pre- and post-trade risk controls and system safeguards. The SEC has adopted rules that, among other results, have significantly limited the use of sponsored access by market participants to the U.S. equities exchanges, imposed large trader reporting requirements, restricted short sales in listed securities under certain conditions and required the planning and creation of a new comprehensive consolidated audit trail. The SEC has also approved by order a proposal adopted by the Financial Industry Regulatory Authority, Inc. (''FINRA'') establishing a ''Limit Up-Limit Down'' mechanism to address market volatility.

In addition, certain market participants and government officials and regulators have requested that the U.S. Congress and the SEC propose and adopt additional laws and rules, including rules relating to restrictions on co-location, order-to-execution ratios, minimum quote life for orders, incremental messaging fees to be imposed by exchanges for ''excessive'' order placements and/or cancellations, further transaction taxes, tick sizes and other market structure proposals. The SEC recently proposed Regulation SCI, which could impose significant compliance and other costs on market centers that may have to pass such costs on to their users, including us, and could impact our future business plans of establishing a market center to avoid or reduce market center costs for certain of our transactions. Similarly, the consolidated audit trail, which the SEC is requiring SROs to propose a plan for and implement, is expected to entail significant costs both on market centers, which may pass these costs along to their users, and broker-dealers directly.

Any or all of these proposals or additional proposals may be adopted by the SEC, CFTC or other U.S. or foreign legislative or regulatory bodies, and recent news media attention to electronic trading and market structure could increase the likelihood of adoption. These potential market structure and regulatory changes could cause a change in the manner in which we make markets, impose additional costs and expenses on our business or otherwise have a material adverse effect on our business, financial condition and results of operations.

In addition, the financial services industry in many foreign countries is heavily regulated, much like the U.S. The varying compliance requirements of these different regulatory jurisdictions and other factors may limit our ability to conduct business or expand internationally. For example, the Markets in Financial Instruments Directive (''MiFID''), which was implemented in November 2007, continues to be under review by the European Parliament. In October 2012, the European Parliament adopted, with amendments, MiFID II/Markets in Financial Investments Regulation (''MiFIR''). MiFID II/MiFIR will not be finalized until the completion of trialogues among the European Commission, European Parliament and Council of the European Union, which began in the third quarter of 2013. The MiFID II/MiFIR proposals include many changes likely to affect our business. For example, the current proposal would require firms like us to conduct all trading on European markets through authorized investment firms. MiFID II/MiFIR will also require certain types of firms, including us, to post firm quotes at competitive prices and will supplement current requirements with regard to investment firms' risk controls related to the safe operation of electronic systems.

Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. Both the existing and anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

We intend to enter into three tax receivable agreements with the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (one with the Founder Post-IPO Members, the Management Vehicles, the Management Members and other post-IPO investors, other than affiliates of Silver Lake Partners, another with the Silver Lake Post-IPO Stockholder and the other with the Silver Lake Post-IPO Members) that will provide for the payment by us to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (or their transferees of Virtu Financial Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Virtu Financial's assets resulting from (a) the acquisition of equity interests in Virtu Financial from an affiliate of Silver Lake Partners in the reorganization transactions (which represents the unamortized portion of the increase in tax basis in Virtu Financial's assets resulting from a prior acquisition of interests in Virtu Financial by an affiliate of Silver Lake Partners), (b) the purchases of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) from certain of the Virtu Post-IPO Members using a portion of the net proceeds from this offering or in any future offering, (c) exchanges by the Virtu Post-IPO Members of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, or (d) payments under the tax receivable agreements, (ii) any net operating losses available to us as a result of the Mergers and (iii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements.

The actual increase in tax basis, as well as the amount and timing of any payments under these tax receivable agreements, will vary depending upon a number of factors, including the timing of exchanges by the Virtu Post-IPO Members, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest.

The payments we will be required to make under the tax receivable agreements could be substantial. We expect that, as a result of the amount of the increases in the tax basis of the tangible and intangible assets of Virtu Financial, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefits described above, future payments to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder in respect of the purchases, the exchanges and the Mergers will aggregate approximately $151.3 million and range from approximately $5.8 million to $13.7 million per year over the next 15 years (or $157.5 million and range from approximately $6.0 million to $14.3 million per year over the next 15 years if the underwriters exercise in full their option to purchase additional Class A common stock). Future payments under the tax receivable agreements in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The payments under the tax receivable agreements are not conditioned upon the Virtu Post-IPO Members' or the Silver Lake Post-IPO Stockholder's continued ownership of us.

In addition, although we are not aware of any issue that would cause the Internal Revenue Service (the ''IRS'') to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (or their transferees or other assignees) will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder will be

Because the initial public offering price per share of Class A common stock is substantially higher than our book value per share, purchasers in this offering will immediately experience a substantial dilution in net tangible book value.

Purchasers of our Class A common stock will experience immediate and substantial dilution in net tangible book value per share from the initial public offering price per share. After giving effect to the reorganization transactions, our entry into the tax receivable agreements, the sale of the 20,973,675 shares of Class A common stock we have offered hereby (after deducting underwriting discounts and commissions and estimated offering expenses payable by us) and the application of the net proceeds therefrom, our pro forma net tangible book value as of December 31, 2013, would have been a deficit of $358.7 million, or $(2.65) per share of Class A common stock and Class B common stock (assuming that the Virtu Post-IPO Members exchange all of their Virtu Financial Units (and corresponding shares of Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock and Class B common stock, as applicable, on a one-for-one basis). This value represents an immediate dilution in net tangible book value of $19.36 per share to new investors purchasing shares of our Class A common stock in this offering. A calculation of the dilution purchasers will incur is provided below under ''Dilution.''

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant levels of legal, accounting and other expenses that we did not incur as a privately-owned corporation. Sarbanes-Oxley and related rules of the SEC, together with the listing requirements of NASDAQ, impose significant requirements relating to disclosure controls and procedures and internal control over financial reporting. We expect that compliance with these public company requirements will increase our costs, require additional resources and make some activities more time consuming than they have been in the past when we were privately owned. We will be required to expend considerable time and resources complying with public company regulations. In addition, these laws and regulations could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, these laws and regulations could make it more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers and may divert management's attention. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions and other regulatory action.

Our anticipated reliance on exemptions from certain disclosure requirements under the JOBS Act may deter trading in our Class A common stock.

We qualify as an ''emerging growth company'' under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

- provide an auditor attestation and report with respect to management's assessment of the effectiveness of our internal controls over financial reporting pursuant to section 404(b) of the Sarbanes-Oxley Act;

- comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis); and

- submit certain executive compensation matters to shareholder advisory votes, such as ''say-on-pay'' and ''say-on-frequency,'' and disclose certain executive compensation related items such as the correlation between executive compensation and performance and

In a sale or other specified capital transaction, holders of Class A-1 interests are entitled to receive distributions up to specified preference amounts before holders of Class A-2 capital interests are entitled to receive distributions.

The Class A-2 profits interests are treated similarly to the Class A-2 capital interests, except that they are not entitled to receive any distributions resulting from a transaction that implies a liquidation value of Virtu Financial that is less than the liquidation value of Virtu Financial on their date of grant. Certain of the Class A-2 profits interests vest over specified time periods, subject to the continued service of the applicable employee or director on each annual vesting date.

Class B Interests

Prior to the commencement of the reorganization transactions, Virtu Financial also had limited liability company interests outstanding in the form of Class B interests, which represent, in a sale or other specified capital transaction, a percentage of the profits and appreciation in the equity value of Virtu Financial arising after the date of grant (such percentage of profits and appreciation, a "Class B percentage interest"). The Class B interests were issued directly to, and are currently held by, Virtu Employee Holdco, on behalf of certain members of the management of Virtu Financial that participate in the Virtu Financial LLC Management Incentive Plan (the "Existing Equity Incentive Plan"), and two of our executive officers. The Class B interests vest over a four-year period, subject to (i) the direct or indirect recipient's continued employment on each annual vesting date and (ii) the consummation of a sale transaction meeting specified criteria or an initial public offering. We expect this offering to meet the vesting criteria for an initial public offering. Prior to the commencement of the reorganization transactions, Virtu Financial had outstanding Class B interests representing an aggregate 13.515% Class B percentage interest. Class B interests are not entitled to receive distributions of operating cash flow from Virtu Financial.

The Reorganization Transactions

Prior to the completion of this offering, we intend to commence an internal reorganization, which we refer to as the "reorganization transactions." In connection with the reorganization transactions, the following steps will occur:

- we will become the sole managing member of Virtu Financial;

- two of the Founder Pre-IPO Members will liquidate and distribute their equity interests in Virtu Financial to their equityholders, one of whom is TJMT Holdings LLC;

- the Silver Lake Pre-IPO Member will distribute its equity interests in Virtu Financial to its equityholders, including Silver Lake Technology Investors III, L.P. and Silver Lake Partners III DE (AIV III), L.P., two of the Silver Lake Post-IPO Members, and SLP III EW Feeder II, L.P. ("Silver Lake Feeder");

- Silver Lake Feeder will distribute its equity interests in Virtu Financial to its equityholders, including Silver Lake Technology Associates III, L.P., the third Silver Lake Post-IPO Member, and SLP III EW Feeder Corp. ("Silver Lake Corp");

- a wholly owned subsidiary of ours ("Virtu Merger Sub I") will merge with and into Silver Lake Corp, with Silver Lake Corp remaining as the surviving entity in the merger and becoming a wholly owned subsidiary of ours, and then Silver Lake Corp will merge with and into another wholly owned subsidiary of ours ("Virtu Merger Sub II"), with Virtu Merger Sub II remaining as the surviving entity in the merger. As a result of such transactions (the "Mergers"), (i) we will acquire the equity interests in Virtu Financial held by Silver Lake Corp and (ii) the Silver Lake Post-IPO Stockholder will receive shares of our Class A common stock and rights to receive payments under a tax receivable agreement described below.


Investors in this Offering
Silver Lake Post-IPO Stockholder
• Class A common stock
○ 2.4% voting power
○ 75.6% economic interest (15.2% economic interest in Virtu Financial LLC)
• Class A common stock
○ 0.8% voting power
○ 24.4% economic interest (4.9% economic interest in Virtu Financial LLC)
Virtu Financial, Inc.
Founder Post-IPO Members (TJMT Holdings LLC and the Founder Trusts)
• Class D common stock
○ 93.2% voting power
○ 0% economic interest
• Class C common stock*
○ 3.6% voting power
○ 0% economic interest
Silver Lake Post-IPO Members, Management Vehicles, Management Members and other Virtu Post-IPO Members
• Sole Managing Member
• Virtu Financial Units (held directly and indirectly)
○ 20.1% economic interest
• Virtu Financial Units
○ 0% voting power
○ 58.0% economic interest
• Virtu Financial Units*
○ 0% voting power
○ 21.9% economic interest
Virtu Financial LLC
100%
Virtu Operating Subsidiaries

* Includes 5,304,977 unvested Virtu Financial Units and corresponding shares of Class C common stock.

Based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), upon completion of the transactions described above, this offering and the application of the net proceeds from this offering:

- we will be appointed as the sole managing member of Virtu Financial and will directly or indirectly hold 27,732,808 Virtu Financial Units, constituting 20.1% of the outstanding equity interests in Virtu Financial (or 30,058,402 Virtu Financial Units, constituting 21.5% of the outstanding equity interests in Virtu Financial if the underwriters exercise their option to purchase additional shares in full);
- the Founder Post-IPO Members will hold an aggregate of 80,099,355 shares of our Class D common stock and 80,099,355 Virtu Financial Units, constituting 58.0% of the outstanding equity interests in Virtu Financial (or 80,099,355 shares of Class D common stock and 80,099,355 Virtu Financial Units, constituting 57.4% of the outstanding equity interests in Virtu Financial, if the underwriters exercise their option to purchase additional shares in full), collectively representing 93.3% of the combined voting power in us (or 93.1% if the underwriters exercise their option to purchase additional shares in full);
- the Silver Lake Post-IPO Stockholder and the Silver Lake Post-IPO Members (collectively, the ‘‘Silver Lake Equityholders’’) will hold an aggregate of 6,759,133 shares of our Class A common stock, 7,043,748 shares of our Class C common stock and 7,043,748 Virtu Financial Units, representing directly and indirectly 10.0% of the outstanding equity interests in Virtu Financial (or 5,938,676 shares of Class A common stock, 6,188,743 shares of

Class C common stock and 6,188,743 Virtu Financial Units, representing directly and indirectly 8.7% of the outstanding equity interests in Virtu Financial, if the underwriters exercise their option to purchase additional shares in full), collectively representing 1.6% of the combined voting power in us (or 1.4% if the underwriters exercise their option to purchase additional shares in full);

- the Management Vehicles will hold, subject to the vesting restrictions described above, an aggregate of 13,300,008 shares of our Class C common stock and 13,300,008 Virtu Financial Units, constituting 9.6% of the outstanding equity interests in Virtu Financial (or 13,300,008 shares of Class C common stock and 13,300,008 Virtu Financial Units, constituting 9.5% of the outstanding equity interests in Virtu Financial, if the underwriters exercise their option to purchase additional shares in full), collectively representing 1.6% of the combined voting power in us (or 1.6% if the underwriters exercise their option to purchase additional shares in full);

- the other Virtu Post-IPO Members, including the Management Members and other pre-IPO investors, will hold, subject to the vesting restrictions described above, an aggregate of 9,945,161 shares of our Class C common stock and 9,945,161 Virtu Financial Units, constituting 7.2% of the outstanding equity interests in Virtu Financial (or 9,945,161 shares of Class C common stock and 9,945,161 Virtu Financial Units, constituting 7.1% of the outstanding equity interests in Virtu Financial, if the underwriters exercise their option to purchase additional shares in full), collectively representing 1.2% of the combined voting power in us (or 1.2% if the underwriters exercise their option to purchase additional shares in full); and

- our public stockholders will collectively hold 20,973,675 shares of our Class A common stock, representing 2.4% of the combined voting power in us and indirectly representing (through us) 15.2% of the equity interest in Virtu Financial (or 24,119,726 shares, 2.8% and 17.3%, respectively, if the underwriters exercise their option to purchase additional shares in full).

Holding Company Structure and Tax Receivable Agreements

We are a holding company, and immediately after the consummation of the reorganization transactions and this offering our principal asset will be our ownership interests in Virtu Financial, which we will hold directly and indirectly. The number of Virtu Financial Units we will own, directly or indirectly, at any time will equal the aggregate number of outstanding shares of our Class A common stock and Class B common stock. The economic interest represented by each Virtu Financial Unit that we own will correspond to one share of our Class A common stock or Class B common stock, and the total number of Virtu Financial Units owned directly or indirectly by us and the holders of our Class C common stock and Class D common stock at any given time will equal the sum of the outstanding shares of all classes of our common stock. Shares of our Class C common stock and Class D common stock cannot be transferred except in connection with a transfer or exchange of Virtu Financial Units.

We do not intend to list our Class B common stock, Class C common stock or Class D common stock on any stock exchange.

In connection with the reorganization transactions, we will acquire existing equity interests in Virtu Financial from Silver Lake Corp in the Mergers in exchange for the issuance of shares of our Class A common stock and rights to receive payments under a tax receivable agreement to the Silver Lake Post-IPO Stockholder. In addition, as described above, we intend to use a portion of the net proceeds from this offering to purchase Virtu Financial Units and corresponding shares of Class C common stock from certain Virtu Post-IPO Members, including certain members of management. These acquisitions of interests in Virtu Financial will result in favorable tax basis adjustments to the assets of Virtu Financial, and these basis adjustments will be allocated to us and our subsidiaries. In addition, future exchanges by the Virtu Post-IPO Members of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions.

We intend to enter into three tax receivable agreements with the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (one with the Founder Post-IPO Members, the Management Vehicles, the Management Members and other pre-IPO investors other than affiliates of Silver Lake Partners, another with the Silver Lake Post-IPO Stockholder and the other with the Silver Lake Post-IPO Members) that will provide for the payment by us to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (or their transferees of Virtu Financial Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Virtu Financial's assets resulting from (a) the acquisition of equity interests in Virtu Financial from Silver Lake Corp in the reorganization transactions (which represents the unamortized portion of the increase in tax basis in Virtu Financial's assets resulting from a prior acquisition of interests in Virtu Financial by Silver Lake Corp), (b) the purchases of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) from certain of the Virtu Post-IPO Members using a portion of the net proceeds from this offering or in any future offering, (c) exchanges by the Virtu Post-IPO Members of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, or (d) payments under the tax receivable agreements, (ii) any net operating losses available to us as a result of the Mergers, and (iii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements. Although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (or their transferees or assignees) will not reimburse us for any payments previously made if such basis increases or other benefits are subsequently disallowed, except that excess payments made to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder will be netted against future payments otherwise to be made under the tax receivable agreements, if any, after our determination of such excess. As a result, in such circumstances we could make future payments to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder under the tax receivable agreements that are greater than our actual cash tax savings and may not be able to recoup those payments, which could negatively impact our liquidity. See ''Risk Factors — We will be required to pay the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder for certain tax benefits we may claim, and the amounts we may pay could be significant'' and ''Certain Relationships and Related Party Transactions — Tax Receivable Agreements.''

USE OF PROCEEDS

We estimate that our net proceeds from this offering will be approximately $331.6 million, after deducting underwriting discounts and commissions of approximately $25.0 million, based on an assumed initial offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus) and assuming the underwriters' option to purchase additional shares is not exercised. If the underwriters exercise their option to purchase additional shares in full, we expect to receive approximately $381.3 million of net proceeds based on an assumed initial offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus).

Based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus), we intend to contribute $46.5 million of the net proceeds from this offering to Virtu Financial (or $69.8 million if the underwriters exercise their option to purchase additional shares in full (see "Certain Relationships and Related Party Transactions — Purchases from Equityholders")) in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (provided that we may reduce such contribution amount, without reducing the number of Virtu Financial Units we receive, by the amount of any expenses we pay in connection with this offering (which we estimate will be approximately $13.4 million) that are not otherwise paid or for which we are not otherwise reimbursed by Virtu Financial). Virtu Financial will contribute such net proceeds to its subsidiaries. We have broad discretion as to the application of such net proceeds to be used for working capital and general corporate purposes. We may use such net proceeds to finance growth through the acquisition of, or investment in, businesses, products, services or technologies that are complementary to our current business, through mergers, acquisitions or other strategic transactions. Prior to application, we may hold any such net proceeds in cash or invest them in short-term securities or investments. You will not have an opportunity to evaluate the economic, financial or other information on which we base our decisions regarding the use of these proceeds.

We intend to use the remaining approximately $285.1 million of the net proceeds from this offering to repurchase 5,530,200 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 12,502,299 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including the Silver Lake Post-IPO Members and certain members of management (or the remaining approximately $311.6 million of the net proceeds from this offering, 6,350,657 shares of Class A common stock and 13,357,304 Virtu Financial Units and corresponding shares of Class C common stock if the underwriters exercise their option to purchase additional shares in full (see "Certain Relationships and Related Party Transactions — Purchases from Equityholders"), with any additional shares of Class A common stock and/or Virtu Financial Units and corresponding shares of Class C common stock purchased as a result of such exercise to be purchased from the Silver Lake Equityholders), in each case at a net price equal to the price paid by the underwriters for shares of our Class A common stock in this offering. Certain of our 5% equityholders, directors and executive officers will receive a portion of the proceeds pursuant to these repurchases, but none of the Founder Pre-IPO Members, the Founder Post-IPO Members, Mr. Viola or any of his family members intends to sell any equity interests in the Company in connection with the reorganization transactions or this offering. See "Certain Relationships and Related Party Transactions — Purchases from Equityholders."

A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share would increase (decrease) the amount of proceeds to us from this offering available to purchase shares of Class A common stock and Virtu Financial Units and corresponding shares of Class C common stock by $16.8 million and for working capital and general corporate purposes by $2.7 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

See ''Certain Relationships and Related Party Transactions — Purchases from Equityholders'' for more information regarding the underwriters' option to purchase additional shares and the use of the proceeds therefrom to purchase additional shares of Class A common stock and/or Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Equityholders.

(2) Includes a special distribution of $98.4 million to the members of Virtu Financial, representing the incremental proceeds from the most recent refinancing of our senior secured credit facility in November 2013.

In January and March 2014, Virtu Financial made additional cash distributions to its equityholders in an aggregate amount of $25.0 million and $20.0 million (funded from cash on hand), respectively, and prior to the consummation of this offering we expect Virtu Financial to make further cash distributions to its equityholders aggregating $30.7 million. We refer to these distributions collectively as the "Pre-IPO Distributions."

In addition, during years ended December 31, 2006 through 2010, Virtu Financial and Madison Tyler Holdings regularly declared and paid significant cash distributions to their respective members, in an aggregate amount of $813.6 million.

Following the consummation of this offering, before any other distributions are made to us and the Virtu Post-IPO Members by Virtu Financial, Virtu Financial will distribute to certain Virtu Pre-IPO Members as of a record date prior to the commencement of the reorganization transactions, pro rata in accordance with their respective interests in classes of equity entitled to participate in operating cash flow distributions, operating cash flow of Virtu Financial and its subsidiaries for the fiscal period beginning on January 1, 2014 and ending on the date of the consummation of the reorganization transactions, less any reserves established during this period and less any operating cash flow for this period previously distributed to such Virtu Pre-IPO Members (including the Pre-IPO Distributions). "Operating cash flow" refers to Virtu Financial's Available Cash Flow (as defined in Virtu Financial's existing limited liability company agreement), which includes Virtu Financial's consolidated net income, adjusted to exclude non-cash items, extraordinary or one-time items and any non-cash compensation expense related to any equity interests issued under any management equity plan. We expect this distribution will be funded from cash on hand.

Following the consummation of this offering, our board of directors intends to continue our policy of returning excess cash to our stockholders. Subject to the sole discretion of our board of directors and the considerations discussed below, we intend to pay dividends annually, in the aggregate, of between 60% and 100% of our annual net income. We expect that our first dividend will be paid in the third quarter of 2014 (in respect of the second quarter of 2014) and will be $0.21 per share of our Class A common stock. We intend to fund our initial dividend, as well as any future dividends, from our portion of distributions made by Virtu Financial, from its available cash generations from operations. The payment of dividends will be subject to general economic and business conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in our credit agreement, regulatory restrictions, business prospects and other factors that our board of directors considers relevant.

Our board of directors will periodically review the cash generated from our business and the capital expenditures required to finance our growth plans and determine whether to increase this regular dividend and/or declare and pay periodic special dividends to our stockholders. Any future determination to change the amount of dividends and/or declare special dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our financial condition and results of operations, capital requirements, contractual restrictions, including restrictions contained in our credit agreement, business prospects and other factors that our board of directors considers relevant.

Because we will be a holding company and our principal asset after the consummation of this offering will be our direct and indirect equity interests in Virtu Financial, we intend to fund our initial dividend and any future dividends by causing Virtu Financial, in our capacity as its sole managing member, to make distributions to its equityholders, including the Founder Post-IPO Members, the Silver Lake Post-IPO Members, the Management Vehicles, the Management Members and us.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of December 31, 2013 (i) on an actual basis, (ii) on a pro forma basis to reflect the reorganization transactions described under ''Organizational Structure'' and the estimated impact of the tax receivable agreements and (iii) as further adjusted to reflect:

- the sale of 20,973,675 shares of our Class A common stock in this offering at an assumed public offering price of $17.00 per share (the midpoint of the estimated offering price range set forth on the cover page of this prospectus), after deducting the underwriters' discounts and commissions;

- the application of the net proceeds of this offering as described under ''Use of Proceeds''; and

- the Pre-IPO Distributions.

This table should be read in conjunction with ''Use of Proceeds,'' ''Unaudited Pro Forma Financial Information'' and ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

(in thousands)	As of December 31, 2013		
	Actual	Pro Forma	Pro Forma As Adjusted(1)
Cash and cash equivalents	$ 66,010	$ 66,010	$ 36,858
Total long-term indebtedness	$507,725	$507,725	$507,725
Class A-1 redeemable membership interest	250,000	—	—
Equity:			
Class A-1 membership interest . . .	19,648	—	—
Class A-2 membership interest . . .	256,340	—	—
Class A common stock, par value $0.00001 per share	—	—	—
Class B common stock, par value $0.00001 per share	—	—	—
Class C common stock, par value $0.00001 per share	—	—	—
Class D common stock, par value $0.00001 per share	—	1	1
Additional paid-in capital	—	96,449	83,130
Accumulated deficit	(74,027)	—	(5,874)
Accumulated comprehensive income	1,327	1,327	1,327
Total members' equity/ shareholders' equity	203,288	97,777	78,584
Non-controlling interest	—	336,143	312,796
Total equity	203,288	433,920	391,380
Total capitalization	$961,013	$941,645	$899,105

(1) A $1.00 increase (decrease) in the assumed initial public offering price of $17.00 per share, would increase (decrease) each of additional paid-in capital, total equity and total capitalization by $19.5 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION

If you invest in our Class A common stock, you will experience dilution to the extent of the difference between the initial public offering price per share of our Class A common stock and the pro forma net tangible book value per share of our Class A common stock. Dilution results from the fact that the per share offering price of the Class A common stock is substantially in excess of the book value per share attributable to the Class A common stock held by existing equityholders (including all shares issuable upon exchange and/or conversion).

Our pro forma net tangible book value as of December 31, 2013 would have been a deficit of approximately $358.7 million, or $(2.65) per share of our common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, and pro forma net tangible book value per share represents pro forma net tangible book value divided by the number of shares of common stock outstanding, in each case after giving effect to the reorganization transactions (based on an assumed initial public offering price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover page of this prospectus)), the Pre-IPO Distributions and the estimated impact of the tax receivable agreements, assuming that the Virtu Post-IPO Members exchange all of their Virtu Financial Units (and corresponding shares of our Class C common stock or Class D common stock, as applicable) for newly-issued shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis.

After giving effect to the reorganization transactions, the Pre-IPO Distributions and the estimated impact of the tax receivable agreements, assuming that the Virtu Post-IPO Members exchange all of their Virtu Financial Units (and corresponding shares of our Class C common stock or Class D common stock, as applicable) for newly-issued shares of our Class A common stock or Class B common stock, as applicable, on a one-for-one basis, and after giving further effect to the sale of 20,973,675 shares of Class A common stock in this offering at the assumed initial public offering price of $17.00 per share (the midpoint of the estimated price range on the cover page of this prospectus) and the application of the net proceeds from this offering (including the contribution of $46.5 million of the net proceeds from this offering to Virtu Financial in exchange for 2,941,176 Virtu Financial Units, and the use of the remaining approximately $285.1 million of the net proceeds from this offering to repurchase 5,530,200 shares of Class A common stock from the Silver Lake Post-IPO Stockholder and 12,502,299 Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including the Silver Lake Post-IPO Members and certain members of management), our pro forma as adjusted net tangible book value would have been a deficit of approximately $325.6 million, or $(2.36) per share, representing an immediate increase in net tangible book value of $0.29 per share to existing equityholders and an immediate dilution in net tangible book value of $19.36 per share to new investors.

The following table illustrates the per share dilution:

Assumed initial public offering price per share	$17.00
Pro forma net tangible book value per share as of December 31, 2013(1)	$ (2.65)
Increase in pro forma net tangible book value per share attributable to new investors	0.29
Pro forma adjusted net tangible book value per share after this offering(2)	(2.36)
Dilution in pro forma net tangible book value per share to new investors .	$19.36

---

(1) Reflects 135,179,904 outstanding shares of Class A common stock and Class B common stock, including (i) 80,099,355 shares of Class B common stock issuable upon the exchange of the Virtu Financial Units and shares of Class D common stock to be held by the Founder

Virtu Financial, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statement of Income
Year Ended December 31, 2013

(In thousands, except per share data)	Actual	Adjustments for the Reorganization Transactions Other than Tax Receivable Agreements	Adjustments for the Tax Receivable Agreements	As Adjusted Before this Offering	Adjustments for this Offering	Pro Forma
Revenues:						
Trading income, net . . . . $	623,733	$ —	$—	$623,733	$ —	$ 623,733
Interest and dividends income . .	31,090	—	—	31,090	—	31,090
Technology services	9,682	—	—	9,682	—	9,682
Total revenue	664,505	—	—	664,505	—	664,505
Operating Expenses:						
Brokerage, exchange and clearance fees, net	195,146	—	—	195,146	—	195,146
Communication and data processing	64,689	—	—	64,689	—	64,689
Employee compensation and payroll taxes	78,353	—	—	78,353	18,339 (a)	96,692
Interest and dividends expense . . .	45,196	—	—	45,196	—	45,196
Operations and administrative . .	27,215	—	—	27,215	—	27,215
Depreciation and amortization . .	23,922	—	—	23,922	—	23,922
Amortization of purchased intangibles and acquired capitalized software	1,011	—	—	1,011	—	1,011
Acquisition related retention bonus	6,705	—	—	6,705	—	6,705
Debt issue cost related to debt refinancing	10,022	—	—	10,022	—	10,022
Financing interest expense on senior secured credit facility . .	24,646	—	—	24,646	(1,888) (b)	22,758
Total operating expenses . . .	476,905	—	—	476,905	16,451	493,356
Income before income taxes . . .	187,600	—	—	187,600	(16,451)	171,149
Provision for income taxes	5,397	13,386 (c)	—	18,783	(1,174)(c)	17,609
Net income	182,203	(13,386)	—	168,817	(15,277)	153,540
Net income attributable to non-controlling interest	—	—	—	—	(132,436)(d)	(132,436)
Net income attributable to Virtu Financial, Inc. . . . . $	182,203	$(13,386)	$—	$168,817	$(147,713)	$ 21,104
Basic and diluted earnings per share of Class A Common stockholders:						
Basic	—				(e)	$ 0.76
Diluted	—				(e)	$ 0.76
Weighted average number of shares used in computing earnings per share						
Basic	—				(e)	27,732,808
Diluted	—				(e)	27,732,808

See accompanying notes to unaudited pro forma financial information.

Virtu Financial, Inc. and Subsidiaries

Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition

As of December 31, 2013

(In thousands, except per interest and share data)	Actual	Adjustments for the Reorganization Transactions Other than the Tax Receivable Agreements	Adjustments for Reorganization Transactions Involving Silver Lake Equityholders	Adjustments for the Tax Receivable Agreements	As Adjusted Before this Offering	Adjustments for the Pre-IPO Distributions	Adjustments for this Offering and the Use of Proceeds	Pro Forma
Assets								
Cash and cash equivalents .	$ 66,010	$ —	$ —	$ —	$ 66,010	$(75,652)(g)	$ 46,500(f)	$ 36,858
Securities borrowed	708,103	—	—	—	708,103	—	—	708,103
Securities purchased under agreements to resell	162,608	—	—	—	162,608	—	—	162,608
Receivables from broker-dealers and clearing organizations	427,741	—	—	—	427,741	—	—	427,741
Trading assets, at fair value:								
Financial instruments owned	1,388,234	—	—	—	1,388,234	—	—	1,388,234
Financial instruments owned and pledged . . .	415,179	—	—	—	415,179	—	—	415,179
Property, equipment and capitalized software (net of accumulated depreciation)	37,585	—	—	—	37,585	—	—	37,585
Goodwill	715,379	—	—	—	715,379	—	—	715,379
Intangibles (net of accumulated amortization)	1,626	—	—	—	1,626	—	—	1,626
Other assets	41,105	—	—	—	41,105	—	(13,388)(h)	27,717
Deferred tax asset	—	—	—	131,961(i)	131,961	—	—	131,961
Total assets	$3,963,570	—	—	$131,961	$4,095,531	$(75,652)	$ 33,112	$4,052,991
Liabilities and members'/stockholders' equity								
Liabilities								
Short-term borrowings	$ 72,800	—	—	—	$ 72,800	—	—	$ 72,800
Securities loaned	1,029,312	—	—	—	1,029,312	—	—	1,029,312
Securities sold under agreements to repurchase	10,883	—	—	—	10,883	—	—	10,883
Payables to broker-dealers and clearing organizations	530,229	—	—	—	530,229	—	—	530,229
Trading liabilities, at fair value:								
Financial instruments sold, not yet purchased	1,278,412	—	—	—	1,278,412	—	—	1,278,412
Accounts payable and accrued expenses and other liabilities	80,921	—	—	151,329(i)	232,250	—	—	232,250
Senior secured credit facility .	507,725	—	—	—	507,725	—	—	507,725
Total liabilities	$3,510,282	$ —	$ —	$151,329	$3,661,611	$ —	$ —	$3,661,611

Virtu Financial, Inc. and Subsidiaries
Unaudited Pro Forma Condensed Consolidated Statement of Financial Condition (Continued)
As of December 31, 2013

(In thousands, except per interest and share data)	Actual	Adjustments for the Reorganization Transactions Other than the Tax Receivable Agreements	Adjustments for Reorganization Transactions Involving Silver Lake Equityholders	Adjustments for the Tax Receivable Agreements	As Adjusted Before this Offering	Adjustments for the Pre-IPO Distributions	Adjustments for this Offering and the Use of Proceeds	Pro Forma
Class A-1 redeemable membership interest(1)	250,000	(127,577)(j)	(122,423)(k)	—	—	—	—	—
Equity								
Class A-1 — Authorized and Issued — 1,964,826 interests, Outstanding — 1,964,826 interests at December 31, 2013	19,648	(19,648)(j)	—	—	—	—	—	—
Class A-2 — Authorized and Issued — 100,627,010 interests, Outstanding — 99,459,345 interests at December 31, 2013	256,340	(256,340)(j)	—	—	—	—	—	—
Class A common stock (par value, $0.00001), 1,000,000,000 shares authorized and 27,732,808 shares outstanding	—	—	—(k)	—	—	—	—(f)	—
Class B common stock (par value, $0.00001), 175,000,000 shares authorized and 0 shares outstanding	—	—	—	—	—	—	—	—
Class C common stock (par value, $0.00001), 90,000,000 shares authorized and 30,288,918 shares outstanding	—	—(j)	—	—	—	—	—(j)	—
Class D common stock (par value, $0.00001), 175,000,000 shares authorized and 80,099,355 shares outstanding	—	1(j)	—	—	1	—	—	1
Additional paid-in capital	—	(6,606)(d)	122,423(k)	(19,368)(i)	96,449	(75,652)(g)	62,333(h)	83,130
Accumulated deficit	(74,027)	74,027(d)	—	—	—	—	(5,874)(a)	(5,874)
Accumulated comprehensive income	1,327	—	—	—	1,327	—	—	1,327
Total members' equity/ shareholders' equity	203,288	(208,566)	122,423	(19,368)	97,777	(75,652)	56,459	78,584
Non-controlling interest	—	336,143(d)(j)	—	—	336,143	—	(23,347)(d)	312,796
Total equity	$ 203,288	$127,577	$122,423	$(19,368)	$ 433,920	$(75,652)	$ 33,112	$ 391,380
Total liabilities and equity	$3,963,570	$ —	$ —	$131,961	$4,095,531	$(75,652)	$ 33,112	$4,052,991

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(1) The Class A-1 interests of Virtu Financial are convertible by the holders at any time into an equivalent number of Class A-2 capital interests of Virtu Financial and, in a sale or other specified capital transaction, holders are entitled to receive distributions up to specified preference amounts before holders of Class A-2 capital interests of Virtu Financial are entitled to receive distributions. In connection with the reorganization transactions, all of the existing equity interests in Virtu Financial will be reclassified into Virtu Financial Units. See ''Organizational Structure — The Reorganization Transactions.''

See accompanying notes to unaudited pro forma financial information.

Virtu Financial, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Financial Information

(a) Reflects approximately $12.7 million and $5.7 million of expected recurring compensation expenses in respect of the time-based vesting of (i) pre-IPO Class B interests in Virtu Financial vesting upon the consummation of this offering and (ii) stock options with respect to an aggregate of 8,551,000 shares of Class A common stock to be issued in connection with this offering under the 2014 Management Incentive Plan, respectively. The stock options will have an exercise price equal to the public offering price of our Class A common stock in this offering and will vest equally over a four-year period beginning on the grant date. The remaining unvested amounts relating to Class B interests and stock options of $21.4 million and $17.0 million, respectively, will vest over a weighted average time period of 1.7 and 3 years, respectively. The related impacts to the condensed consolidated statement of financial condition reflect the proportionate allocation of (i) $12.7 million described above and (ii) an additional $16.5 million representing the cumulative impact of prior expense related to the vested portion of pre-IPO Class B interests, between accumulated deficit, representing controlling interest of 20.1% and non-controlling interest of 79.9%.

We applied ASC 718, *Compensation — Stock Compensation*, in accounting for the Class B interests and stock option awards. Share-based compensation expense relating to Class B interests, which is recognized over a four-year service period and only upon the occurrence of an initial public offering, was determined using the fair value at the date of grant based on the equity value of Virtu Financial through the application of the Black-Scholes-Merton model. The volatility assumption used in the Black-Scholes-Merton model was based on the historical volatilities of comparable companies for a period equal to the estimated time until the liquidity event.

Share-based compensation expense relating to the stock options, which is recognized over a four-year service period, was determined using the fair value at the date of grant through the application of the Black-Scholes-Merton model, using the midpoint of the estimated public offering price range set forth on the cover page of this prospectus, the expected dividend rate and the ''simplified'' method in accordance Staff Accounting Bulletin No. 110 to determine the expected term. The volatility assumption used in the Black-Scholes-Merton model was based on the historical volatilities of comparable companies.

(b) Reflects a 0.50% per annum reduction in the interest rate applicable to the outstanding term loan balance under our senior secured credit facility upon the consummation of this offering.

(c) Represents the additional current income tax expense for the period based on an effective income tax rate of 10.3%, determined based on the U.S. federal income tax rate applicable to corporations of 35.0%, less the rate attributable to non-controlling interest of 28.0%, plus any state, local and foreign taxes net of federal tax benefit of 3.3%. After giving effect to the adjustments for the reorganization transactions and this offering, the additional current income tax provision (benefit) on our 20.1% interest in Virtu Financial will be $13.4 million and $(1.2) million, respectively, for the year ended December 31, 2013.

(d) Represents the portion of the stockholder's equity owned by the current members of Virtu Financial after the reorganization transactions and this offering. The amount of net income attributable to the non-controlling interest and the portion of stockholder's equity is based on the non-controlling interest of 79.9%.

(e) The weighted average number of shares underlying the basic earnings per share calculation reflects only the 27,732,808 shares of Class A common stock outstanding after the offering as they are the only outstanding shares which participate in the economics of Virtu Financial, Inc.

Virtu Financial, Inc. and Subsidiaries
Notes to Unaudited Pro Forma Financial Information

The weighted average number of shares underlying the diluted earnings per share calculation similarly reflects the 27,732,808 shares of Class A common stock outstanding after the offering but does not include the conversion of the Class A common stock options as they were deemed to have an anti-dilutive impact at this time. Additionally, the conversion of Class C and Class D common shares would not have a dilutive effect on earnings per share as net income attributable to controlling interests would increase proportionately with each conversion.

(f) The following sets forth the estimated sources and uses of funds in connection with the reorganization transactions and this offering, assuming the issuance of 20,973,675 shares of Class A common stock at a price of $17.00 per share (the midpoint of the estimated public offering price range set forth on the cover of this prospectus):

- Sources:

  - $356.6 million gross cash proceeds to us from the offering of Class A common stock.

- Uses:

  - we will use $25.0 million to pay underwriting discounts and commissions;

  - we will contribute $46.5 million to Virtu Financial in exchange for a number of Virtu Financial Units equal to the contribution amount divided by the price paid by the underwriters for shares of our Class A common stock in this offering (provided that we may reduce such contribution amount, without reducing the number of Virtu Financial Units we receive, by the amount of any expenses we pay in connection with this offering (which we estimate will be approximately $13.4 million) that are not otherwise paid or for which we are not otherwise reimbursed by Virtu Financial);

  - we will use $87.4 million to purchase Class A common stock from the Silver Lake Post-IPO Stockholder at a net price equal to the price paid by the underwriters for shares of our Class A common stock; and

  - we will use $197.7 million to purchase Virtu Financial Units and corresponding shares of Class C common stock from certain of the Virtu Post-IPO Members, including certain members of management, at a net price equal to the price paid by the underwriters for shares of our Class A common stock.

(g) Reflects the Pre-IPO Distributions, which consist of (i) cash distributions by Virtu Financial to its equityholders in an aggregate amount of $25.0 million in January 2014 and $20.0 million in March 2014 (funded from cash on hand) and (ii) anticipated cash distributions by Virtu Financial to its equityholders, prior to the consummation of this offering, in an aggregate amount of $30.7 million. We expect that the anticipated cash distributions to be made prior to the consummation of this offering will be funded from cash on hand, which was approximately $68.2 million as of March 31, 2014.

Virtu Financial, Inc. and Subsidiaries

Notes to Unaudited Pro Forma Financial Information

(h) Reflects the effects on additional paid-in capital relating to the following ($ in thousands):

Gross proceeds from offering of Class A common stock	$ 356,552
Payment of underwriting discounts and commissions in connection with this offering	(24,959)
Purchase of Class A common stock from Silver Lake Post-IPO Stockholder	(87,432)
Purchase of Virtu Financial Units and shares of Class C common stock from certain Virtu Post-IPO Members	(197,661)
Vesting of pre-IPO Class B interests in Virtu Financial upon the consummation of this offering	29,221
Reclassification of costs incurred in this offering from other assets to additional paid-in capital	(13,388)
	$ 62,333

(i) Reflects adjustment to give effect to $132.0 million of amortizable tax basis related to amounts recognized as taxable income by the current sellers of Virtu Financial. In addition, in connection with the merger of Silver Lake Corp with Virtu Merger Sub, Virtu Merger Sub will succeed to Silver Lake Corp's remaining tax basis that similarly arose on account of taxable income recognized by past sellers of Virtu Financial. The total tax benefit expected in connection with the amortization of this tax basis is approximately $178.0 million, which is amortized over 15 years pursuant to Section 197 of the Internal Revenue Code (the ''Code''). We have entered into an agreement with the Virtu Pre-IPO Members to pay them 85% of the tax savings (or $151.3 million) as the tax reduction is realized by us and the obligation to make those payments has been recognized as a liability (referred to as ''TRA liability'') and is included in accounts payable, accrued expenses and other liabilities in our pro forma condensed consolidated statement of financial condition. While the total tax benefit is $178.0 million, the amount that can be recognized as a deferred tax asset is a lesser amount due to the Madison Tyler Transactions that resulted in the recognition of goodwill for financial reporting purposes that had no corresponding tax basis within Virtu Financial. When determining the amount to recognize as a deferred tax asset, the tax basis in the units that results in the tax benefit of $178.0 million must be compared to the financial reporting basis in Virtu Financial units, which includes this historical financial reporting (but not tax) goodwill, resulting in the deferred tax asset being $132.0 million instead of the total tax benefit of $178.0 million. The $19.4 million difference between the deferred tax asset recognized and the TRA liability is recorded as a reduction in additional paid-in-capital.

(j) Reflects adjustments to give effect to (i) the reclassification of Virtu Financial's Class A-1 redeemable membership interests, Class A-1 membership interests and Class A-2 membership interests into 110,388,272 Virtu Financial Units and (ii) the subscription for and purchase of (x) 80,099,355 corresponding shares of Class D common stock by the Founder Post-IPO Members and (y) 30,288,917 corresponding shares of Class C common stock, in each case at a purchase price of $0.00001 per share. Remaining value is included as part of non-controlling interest.

(k) Reflects adjustments to give effect to the Mergers, in which we will acquire 12,289,333 Virtu Financial Units in exchange for issuing 12,289,333 shares of Class A common stock, and rights to receive payments under a tax receivable agreement, to the Silver Lake Post-IPO Stockholder.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of our financial condition and results of operations covers the years ended December 31, 2013, 2012 and 2011. You should read the following discussion together with our and Virtu Financial's audited consolidated financial statements and related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements that are subject to certain risks and uncertainties. Actual results and timing of events could differ materially from those discussed in or implied by these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus. See ''Risk Factors'' and ''Forward-Looking Statements.''

Overview

Virtu is a leading technology-enabled market maker and liquidity provider to the global financial markets. We stand ready, at any time, to buy or sell a broad range of securities, and we generate revenue by buying and selling large volumes of securities and other financial instruments and earning small bid/ask spreads. We make markets by providing quotations to buyers and sellers in more than 10,000 securities and other financial instruments on more than 210 unique exchanges, markets and liquidity pools in 30 countries around the world. We believe that our broad diversification, in combination with our proprietary technology platform and low-cost structure, enables us to facilitate risk transfer between global capital markets participants by supplying liquidity and competitive pricing while at the same time earning attractive margins and returns.

We believe that market makers like us serve an important role in maintaining and improving the overall health and efficiency of the global capital markets by continuously posting bids and offers for financial instruments and thereby providing to market participants an efficient means to transfer risk. All market participants benefit from the increased liquidity, lower overall trading costs and execution certainty that we provide.

We refer to our market making activities as being ''market neutral,'' which means that we are not dependent on the direction of a particular market and do not speculate. Our market making activities are designed to minimize capital at risk at any given time by limiting the notional size of our positions. Our strategies are also designed to lock in returns through precise hedging in the primary instrument or in one or more economically equivalent instruments, as we seek to eliminate the price risk in any positions held.

Our revenue generation is driven primarily by transaction volume across a broad range of securities, asset classes and geographies. We avoid the risk of long or short positions in favor of earning small bid/ask spreads on large trading volumes across thousands of securities and financial instruments. We also generate revenue from interest and dividends on securities that we hold from time to time in connection with our market making activities and, beginning in 2013, from the sale of licensed technology and related services. Our revenues are also impacted by levels of volatility in a given period. Increases in market volatility can cause bid/ask spreads to widen as market participants are willing to incur greater costs to transact, which we benefit from.

Virtu Financial was formed as a Delaware limited liability company on April 8, 2011 in connection with the Madison Tyler Transactions, when the members of Virtu Financial's predecessor entity, Virtu East, which was formed and commenced operations on March 19, 2008, exchanged their interests in Virtu East for interests in Virtu Financial. On July 8, 2011, we completed our acquisition of Madison Tyler Holdings, which was co-founded by Mr. Vincent Viola, our Founder and Executive Chairman. Madison Tyler Holdings was an electronic trading firm and market maker on numerous exchanges and electronic marketplaces in equities, fixed income, currencies and commodities, and the Madison Tyler Transactions expanded our geographic and product market as

The following table shows our percentage of Adjusted Net Trading Income by asset class for the years ended December 31, 2013, 2012 and 2011.

	Percentage of Adjusted Net Trading Income by Asset Class		
	Years Ended Dec. 31,		
	2013	2012	2011
Americas Equities	27%(1)	30%	35%
EMEA Equities	11%	13%	13%
APAC Equities	11%	11%	6%
Global Commodities	23%	26%	24%
Global Currencies	20%	14%	17%
Options, Fixed Income and Other Securities	9%	7%	6%
Unallocated(2)	(1)%	(1)%	(1)%
Total Adjusted Net Trading Income	100%	100%	100%

(1)   In 2013, our percentage of Adjusted Net Trading Income for Americas Equities consisted of 20% attributable to U.S. equities and 7% attributable to Canadian and Latin American equities.

(2)   Under our methodology for recording ''trading income, net'' in our consolidated statements of comprehensive income, we recognize revenues based on the exit price of assets and liabilities in accordance with applicable U.S. GAAP rules, and when we calculate Adjusted Net Trading Income for corresponding reporting periods, we start with trading income, net, so calculated. By contrast, when we calculate Adjusted Net Trading Income by asset class, we do so on a daily basis, and as a result prices used in recognizing revenues may differ. Because we provide liquidity on a global basis, across asset classes and time zones, the timing of any particular Adjusted Net Trading Income calculation can effectively defer or accelerate revenue from one day to another or one reporting period to another, as the case may be. We do not allocate any resulting differences based on the timing of revenue recognition.

Operating Expenses

Brokerage, Exchange and Clearance Fees, Net.   Brokerage, exchange and clearance fees are our most significant expense and include the direct expenses of executing and clearing transactions we consummate in the course of our market making activities. Brokerage, exchange and clearance fees include fees paid to various prime brokers, exchanges and clearing firms for services such as execution of transactions, prime brokerage fees, access fees and clearing expenses. These expenses generally increase and decrease in direct correlation with our volumes and the level of trading activity in the markets we serve. Execution fees are paid primarily to electronic exchanges and venues where we trade. Clearance fees are paid to clearing houses and clearing agents. Rebates based on volume discounts, credits or payments received from exchanges or other market places are netted against brokerage, exchange and clearance fees.

Communication and Data Processing.   Communication and data processing represent primarily fixed expenses for leased equipment, equipment co-location, network lines and connectivity for our trading centers and co-location facilities. More specifically, communications expense consists primarily of the cost of voice and data telecommunication lines supporting our business, including connectivity to data centers and exchanges, markets and liquidity pools around the world, and data processing expense consists primarily of market data fees that we pay to third parties to receive price quotes and related information.

activities are designed to minimize capital at risk at any given time by limiting the notional size of our positions. Our strategies are also designed to lock in returns through precise hedging in the primary instrument or in one or more economically equivalent instruments, as we seek to eliminate the price risk in any positions held. Our revenue generation is driven primarily by transaction volume across a broad range of securities, asset classes and geographies. We avoid the risk of long or short positions in favor of seeking to earn small bid/ask spreads on large trading volumes across thousands of securities and financial instruments. While we seek to eliminate the price risk of long or short positions, a great number of our trades are not profitable. For example, for the 61 trading days of the first quarter of 2014, we averaged approximately 3.2 million trades per day globally across all asset classes, approximately 49.6% of which were not profitable (approximately 48.0% of our trades in U.S. equities were not profitable), with the remainder profitable.

We do not engage in the types of principal investing and predictive, momentum and signal trading in which many other broker-dealers and trading firms engage. In fact, in order to minimize the likelihood of unintended activities by our market making strategies, if our risk management system detects a trading strategy generating revenues outside of our preset limits, it will freeze, or "lockdown," that strategy and alert risk management personnel and management. Although this approach may prevent us from maximizing potential returns in times of extreme market volatility, we believe the reduction in risk is an appropriate trade-off that is in keeping with our aim of generating consistently strong revenue from trading.

For the years ended December 31, 2013 and 2012, our total revenues were approximately $664.5 million and $615.6 million, respectively, our trading income, net, was approximately $623.7 million and $581.5 million, respectively, our Adjusted Net Trading Income was approximately $414.5 million and $366.3 million, respectively, our net income was approximately $182.2 million and $87.6 million, respectively, and our Adjusted Net Income was approximately $215.4 million and $188.3 million, respectively. For the year ended December 31, 2013, we earned approximately 27% of our Adjusted Net Trading Income from Americas equities (of which approximately 20% was attributable to U.S. equities and approximately 7% was attributable to Canadian and Latin American equities), 11% from EMEA equities, 11% from APAC equities, 23% from global commodities, 20% from global currencies and 9% from options, fixed income and other securities. For a reconciliation of Adjusted Net Trading Income to trading income, net, and Adjusted Net Income to net income, see "Prospectus Summary — Summary Historical and Pro Forma Consolidated Financial and Other Data." Since our inception, we have sought to broadly diversify our market making across securities, asset classes and geographies, and as a result, for the year ended December 31, 2013, we achieved a diverse mix of Adjusted Net Trading Income results, with no one geography or asset class constituting more than 27% of our total Adjusted Net Trading Income.

The chart below illustrates our daily Adjusted Net Trading Income from January 1, 2009 through February 28, 2014. While we regularly have losing trades or losing trading strategies over the course of a day or larger periods, the overall diversity of our market making activities, together with our real-time risk management strategy and technology, have enabled us to have only one overall losing trading day during the period depicted, a total of 1,278 trading days.

Daily Adjusted Net Trading Income Distribution(1)
(in millions)



	< $0	$0.0 to $0.3	$0.3 to $0.5	$0.5 to $0.8	$0.8 to $1.0	$1.0 to $1.3	$1.3 to $1.5	$1.5 to $1.8	$1.8 to $2.0	$2.0 to $2.3	$2.3 to $2.5	$2.5 to $2.8	$2.8 to $3.0	$3.0 to $3.3	$3.3 to $3.5	$3.5 to $3.8	$3.8 to $4.0	$4.0 to $4.3	$4.3 to $4.5	$4.5 to $4.8	$4.8 to $5.0	> $5.0
2014 YTD(2)	-	-	-	-	1	1	9	10	6	8	2	2	1	-	-	-	-	-	-	-	-	-
2013	-	-	-	1	7	26	57	67	53	19	11	2	2	-	1	1	-	-	-	-	-	-
2012	1	-	-	-	10	46	85	59	28	7	7	-	1	-	-	-	-	-	-	1	-	-
2009-2011	-	-	-	12	80	173	168	131	92	38	18	12	10	1	2	4	-	2	1	-	-	2
Total	1	-	-	13	98	246	319	267	179	72	38	16	14	1	3	5	-	2	1	1	-	2

(1)   Includes Madison Tyler Holdings' Adjusted Net Trading Income prior to the Madison Tyler Transactions on July 8, 2011. Includes NYSE trading days and excludes holidays and half days.

(2)   2014 YTD includes the first 40 trading days in January and February of 2014.

Technology and operational efficiency are at the core of our business, and our focus on market making technology is a key element of our success. We have developed a proprietary, multi-asset, multi-currency technology platform that is highly reliable, scalable and modular, and we integrate directly with exchanges and other liquidity centers. Our market data, order routing, transaction processing, risk management and market surveillance technology modules manage our market making activities in an efficient manner and enable us to scale our market making activities globally and across additional securities and other financial instruments and asset classes without significant incremental costs or third-party licensing or processing fees.

We are a registered broker-dealer in the U.S. and are registered with the Central Bank of Ireland for our European trading. We participate on more than 210 unique exchanges, markets and liquidity pools globally and register as a market maker or liquidity provider and/or enter into direct obligations to provide liquidity on nearly every exchange or venue that offers such programs. We engage regularly with regulators around the world on issues affecting electronic trading and have been a proponent with the SEC of affirmative market making obligations for electronic market makers in U.S. equities in an effort to enhance the transparency and liquidity provided to capital markets. In the U.S., we conduct our business from our headquarters in New York, New York and our trading center in Austin, Texas. Abroad, we conduct our business through trading centers located in Dublin and Singapore.

Industry and Market Overview

A ''market maker'' or ''liquidity provider'' is commonly defined by stock exchanges, futures exchanges and regulatory authorities around the world as a person or entity who provides continuous, two-sided quotes at multiple price levels at or near the best bid or offer, taking market risk, through a variety of exchanges and markets, which are accessible broadly and continuously for immediate execution. Market makers, like us, serve a critical role in the functioning of all

Our Competitive Strengths

Critical Component of an Efficient Market Eco-System. As a leading, low-cost market maker dedicated to providing improved efficiency and liquidity across multiple securities, asset classes and geographies, we aim to provide critical market functionality and robust price competition, leading to reduced trading costs and more efficient pricing in the securities and other financial instruments in which we provide liquidity. This contribution to the financial markets, and the scale and diversity of our market making activities, provides added liquidity and transparency, which we believe are necessary and valued components to the efficient functioning of market infrastructure and benefit all market participants. We support transparent and efficient, technologically advanced marketplaces and advocate for legislation and regulation that promotes fair and transparent access to markets.

Cutting Edge, Proprietary Technology. Technology is at the core of our business. Our team of software engineers develops all of our core software internally, and we utilize customized infrastructure to integrate directly with the exchanges and other trading venues on which we provide liquidity. Wherever possible, we lease co-location space at or near, and utilize customized network infrastructure to connect to, the exchanges and other venues where we provide liquidity. We do not pay any licensing or per-trade processing fees to any third parties, and the engineering cycles for enhancements or new technologies are entirely within our control. Our focus on technology and our ability to leverage our technology enables us to be one of the lowest cost providers of liquidity to the global electronic trading marketplace.

Consistent, Diversified and Growing Revenue Base. We make markets in more than 10,000 listed securities and other financial instruments on more than 210 unique exchanges, markets and liquidity pools in 30 countries around the world, and we generate revenue by earning small bid/ask spreads on large trading volumes. The reliability and scalability of our technology platform also allow us to capitalize on higher transaction volumes during periods of extraordinary market volatility and are the drivers of our large trading volumes, enabling us to constantly diversify our Adjusted Net Trading Income through asset class and geographic expansion and to deliver consistent profitability. As a result, during the year ended December 31, 2013, no single asset class or geography constituted more than 30% of our total Adjusted Net Trading Income. Our diversification, together with our revenue generation strategy of earning small bid/ask spreads on large trading volumes across thousands of securities, enables us to deliver consistent Adjusted Net Trading Income under a wide range of market conditions.

Low Costs and Large Economies of Scale. Our high degree of automation, together with our ability to reduce external costs by internalizing certain trade processing functions, enables us to leverage our low market making costs over large trading volumes. Our market making costs are low due to several factors. As a self-clearing DTC member, we avoid paying clearing fees to third parties in our U.S. equities market making business. In addition, because of our significant scale, we are able to obtain favorable pricing for trade processing functions and other costs that we do not internalize. Our significant volumes generally place us in the top tiers of favorable brokerage, clearing and exchange fees for venues that provide tiered pricing structures. Our low-cost structure allows us to maintain a marginal cost per trade that we believe is favorable compared to our competitors. Our scale is further demonstrated by our headcount — as of December 31, 2013, we had only 151 employees. Our business efficiency is also reflected in our operating margins and our Adjusted EBITDA margins.

Real-Time Risk Management. Our trading is designed to be non-directional, non-speculative and market neutral. Our market making strategies are designed to put minimal capital at risk at any given time by limiting the notional size of our positions. Our strategies are also designed to lock in returns through precise hedging in the primary instrument or in one or more economically equivalent instruments, as we seek to eliminate the price risk in any positions held. Our real-time risk management system is built into our trading platform and is an integral part of our order life-cycle, analyzing real-time pricing data and ensuring that our order activity is conducted within strict pre-determined trading and position limits. If our risk management system detects that a trading strategy is generating revenues outside of our preset limits, it will lockdown that strategy and alert management. In addition, our risk management system continuously reconciles our internal transaction records against the records of the exchanges and other liquidity centers with which we interact. Our successful real-time risk management strategy has enabled us to have only one losing trading day since January 1, 2008.

Proven and Talented Management Team. Our management team, with an average of more than 20 years of industry experience, is led by individuals with diverse backgrounds and deep knowledge and experience in the development and application of technology to the electronic trading industry. Mr. Vincent Viola, our Founder and Executive Chairman, is the former Chairman of the NYMEX and has been a market maker his entire career since leaving active duty in the U.S. Army and joining the NYMEX in 1982. Mr. Viola is widely recognized as an innovator and pioneer in market making and electronic trading over his 30-plus year career. Our Chief Executive Officer, Mr. Douglas A. Cifu has been with us since our founding in 2008 and previously was a Partner with the international law firm of Paul, Weiss, Rifkind, Wharton & Garrison LLP. Mr. Christopher Concannon, our President and Chief Operating Officer, has been with us since 2009. Mr. Concannon's experience includes six years as Executive Vice President of NASDAQ OMX Group, where he was responsible for overseeing all of NASDAQ OMX's U.S. exchanges.

Our Key Growth Strategies

Capitalize on secular growth in electronic trading of global listed securities markets and continue to increase market penetration. We expect that global electronic trading volumes will continue to grow, driven by various factors, including technology, globalization, convergence of exchange and non-exchange markets and the evolving regulatory environment. According to the World Federation of Exchanges, the number of equity shares traded through an electronic order book grew at a compound annual rate of 13.7% since 2004, from approximately 3.5 billion shares in 2004 to approximately 9.8 billion shares in 2012. In addition, according to the Futures Industry Association, trading of futures and options on exchanges has grown at a compound annual rate of 11.5% since 2004, from 8.9 billion contracts in 2004 to 21.2 billion contracts in 2012, and we believe that a significant portion of this growth has come from the electronification of trading. Our ability to offer competitive bid and offer quotes, facilitated by our proprietary, scalable technology platform and our low-cost structure, has enabled us to grow our business and add trading volume at little incremental cost, and as a result we expect to be well positioned to capitalize on future growth in the global electronic trading markets, particularly in certain asset classes in which we have lower Adjusted Net Trading Income or are not yet a participant.

Provide increasing liquidity across a wider range of new securities and other financial instruments. We believe that the full implementation of the European Markets Infrastructure Regulation and the Dodd-Frank Act in the U.S. will increase transparency, liquidity and efficiency in global trading markets and encourage the further development of trading opportunities in certain asset classes in which highly liquid electronic markets remain limited or nonexistent due to historical reliance on bilateral voice trading and other inefficient processes. The migration of these products to electronic trading will provide us with an opportunity to deploy our technology in asset classes that are not accessible to us currently including, for example, interest rate swaps, interest rate swap futures, CDS index futures and OTC energy swaps.

Grow geographically.   We trade on over 210 unique exchanges, markets and liquidity pools around the world, located in 30 countries. We look to expand into new geographies when access is available to us and the applicable regulatory scheme permits us to deploy our strategy. Given the scalability of our platform, we believe we will be able to expand into new geographies and begin generating revenues quickly with little incremental cost. We intend to continue to expand our market making business into new geographic locations, including locations in the EMEA and APAC markets, where we began making markets in 2008 and 2010, respectively. We entered the Japanese, Australian and certain other Asian markets beginning in late 2011, and we expect those markets to be growth areas for us.

Leverage our technology to offer additional technology services to market participants.   We believe that our order management, market data, order routing, processing, risk management and market surveillance technology modules offer a key value proposition to market participants and that sharing our technological capabilities with market participants in a manner that expands electronic trading will create more opportunities for market making as trading volumes increase. Recently, we adapted our existing technology to provide a customized automated trading platform for foreign exchange products to a major financial institution. We believe this platform will increase transparency, liquidity and efficiency for that institution and will provide us with a unique opportunity to provide liquidity and market making services directly to other institutions as well.

Expand customized liquidity solutions.   We also provide liquidity and competitive pricing in foreign currency markets directly to market participants on our VFX platform and through other customized liquidity arrangements. We offered more than 75 different pairs of currency products as of December 31, 2013. We intend to offer this same type of customized liquidity in other asset classes globally.

Pursue strategic partnerships and acquisitions.   We intend to selectively consider opportunities to grow through strategic partnerships or acquisitions that enhance our existing capabilities or enable us to enter new markets or provide new products and services. For example, the Madison Tyler Transactions created economies of scale with substantial synergy opportunities realized to date and allowed us to enhance our international presence. In addition, with our acquisition of the ETF market making assets of Nyenburgh in the third quarter of 2012, we became an OTC market maker and currently provide two-sided liquidity to over 70 counterparties throughout Europe.

Diversity of Our Market Making

We make markets in a number of different assets classes, which are discussed in more detail below.

Americas Equities

Americas equities trading accounted for approximately 27% and 30% of our Adjusted Net Trading Income for the years ended December 31, 2013 and 2012, respectively. In 2013, of the 27% of our Adjusted Net Trading Income attributable to Americas equities, approximately 20% was attributable to U.S. equities and approximately 7% was attributable to Canadian and Latin American equities. We trade approximately 6,000 Americas equity securities including, among others, equity related futures and exchange traded funds, on thirteen SEC registered exchanges, including the NYSE, the NASDAQ, Direct Edge, NYSE Arca, BATS and IEX, the TSX in Canada, Bovespa in Brazil and BMV in Mexico, and we connect to more than 20 dark pools. In 2011, we became a DMM in over 260 stocks on the floor of the NYSE and the NYSE MKT (formerly NYSE Amex), and we are seeking to increase the number of listed NYSE stocks for which we serve as a DMM.

Technology

We have developed, in-house, a single proprietary, scalable and modular technology platform that we directly integrate with exchanges and other trading venues through customized infrastructure to provide continuous bid and offer quotations on a wide variety of assets traded electronically around the world. Our platform incorporates market data and evaluates risk exposure on a real-time basis to update outstanding quotes often many times per second, enabling us to offer competitive bid/ask spreads. Our high degree of automation reduces our costs, and we believe our cost per trade is as low as or lower than any other market participants. Leveraging the scalability and low costs of our platform, we are able to test and rapidly deploy new liquidity provisioning strategies, expand to new securities, asset classes and geographies and increase transaction volumes at little incremental cost. These efficiencies are central to our ability to deliver consistently positive Adjusted Net Trading Income as our profitability per trade and per instrument is not significant, particularly in U.S. equities.

Our transaction processing is automated over the full life cycle of a trade. Our platform generates and disseminates continuous bid and offer quotes on over 10,000 tradable listed products. It simultaneously searches for the best possible combination of prices available at the time an order is placed and immediately seeks to execute that order electronically or send it where the order has the highest probability of execution at the best price. At the moment a trade is executed, our systems capture and deliver this information back to the source, in most cases within a fraction of a second, and the trade record is written into our clearing system, where it flows through a chain of control accounts that allow us to reconcile trades, positions and payments until the final settlement occurs.

Our core software technology is developed internally, and we do not generally rely on outside vendors for software development or maintenance. To achieve optimal performance from our systems, we continuously test and upgrade our software. Our focus on cutting-edge technology not only improves our performance but also helps us attract and retain talented developers.

Virtually all of our software has been developed and maintained with a unified purpose. We track and test new software releases with proprietary automated testing tools and are not hindered by disparate or limiting legacy systems assembled through acquisitions. Although we acquired new technology as a result of the Madison Tyler Transactions in 2011, we had substantially completed integration of core trading technologies within eight to twelve months of the close of the transaction.

We have built and continuously refined our automated and integrated, real-time systems for world-wide trading, risk management, clearing and cash management, among other purposes. We have also assembled a proprietary connectivity network between us and exchanges around the world. Efficiency and speed in performing prescribed functions are always crucial requirements for our systems, and generally we focus on opportunities in markets that are sufficiently advanced to allow the seamless deployment of our automated strategies, risk management system and core technology.

Our systems are monitored 24 hours a day, five days a week by our core operations team and are substantially identical across our four offices, in New York, New York, Austin, Texas, Dublin, Ireland and Singapore. This redundancy covers our full technology platform, including our market data, order routing, transaction processing, risk management and market surveillance technology modules. Because our systems can be operated by qualified personnel in any office at any time across our globally distributed offices, we have an effective, organic disaster recovery and business continuity plan in place, allowing for seamless operation of our trading strategies in the event of market disruption.

transfers, options exercises, securities lending and inventory management, allowing us to effectively manage operational risk; and

- software developed to support our market making systems performs daily profit and loss reconciliations.

In addition, we seek to minimize our liquidity risk by trading only in highly active and liquid instruments. The diversity of assets and venues in which we provide liquidity serves as a further form of portfolio risk management.

Our Risk Committee includes key personnel from each of our locations globally and is comprised of our Chief Risk Officer, members of our senior management team, senior technologists and traders, and certain senior compliance officers. Our board of directors is regularly apprised of the activities of our Risk Committee and our risk management policies, procedures and controls through board updates and other communications. All of our risk controls and settings are approved and reviewed by our Risk Committee.

Competition

Historically, our competition has been registered market making firms ranging from sole proprietors with very limited resources to large, integrated broker-dealers. Today, a range of market participants may compete with us for revenues generated by market making activities across one or more asset classes and geographies, including large broker-dealers, such as Bank of America Merrill Lynch, Citigroup, Goldman Sachs, Morgan Stanley and UBS, and other participants, such as Citadel, DRW Holdings, Hudson River Trading, IMC, KCG Holdings, Optiver, Susquehanna, Timber Hill and Wolverine Trading. Some of our competitors in market making are larger than we are and have more captive order flow in certain assets. We believe that the high cost of developing a technological framework that is competitive with existing market makers is a significant barrier to entry by new market participants.

We believe that we must have more sophisticated, versatile and robust software than our competitors in order to maintain a competitive advantage. Technology and software innovation is a primary focus for us, rather than relying solely on the speed of our network. We believe that our scalable technology allows us to access new markets and increase volumes with limited incremental costs.

In addition, we believe our lack of direct customers and customer accounts allows us increased flexibility as we face fewer constraints in reallocating resources to pursue market opportunities as they arise. We are also a self-clearing DTC participant, so we avoid paying clearing fees to third parties in our U.S. equities market making business.

Intellectual Property and Other Proprietary Rights

We rely primarily on trade secret, trademark, domain name, copyright and contract law to protect our intellectual property and proprietary technology. We enter into confidentiality, intellectual property invention assignment and/or non-competition and non-solicitation agreements or restrictions with our employees, independent contractors and business partners, and we strictly control access to and distribution of our intellectual property.

Properties

We lease office space in New York, New York, which serves as our corporate headquarters and as a trading center, and office space in other locations, including Austin, Texas, which serves as a trading center, and Dublin and Singapore, our respective European and Asian regional

The following table assumes the underwriters' option to purchase additional shares is not exercised.

Name and Address of Beneficial Owner	Class A Common Stock Owned (on a fully exchanged and converted basis)(1)				Class B Common Stock Owned (on a fully exchanged basis)(2)				Combined Voting Power(3)	
	Before this Offering		After this Offering		Before this Offering		After this Offering		Before this Offering	After this Offering
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Percentage	Percentage
5% Equityholders										
Founder Post-IPO Members(4)(5)	80,099,355	59.3%	80,099,355	58.0%	80,099,355	100%	80,099,355	100%	93.6%	93.2%
Silver Lake Equityholders(6)	25,096,148	18.6%	13,802,882	10.0%	—	—	—	—	2.9%	1.6%
Virtu Employee Holdco LLC(7)	11,906,335	8.8%	10,664,912	7.7%	—	—	—	—	1.4%	1.2%
Directors and Executive Officers										
Vincent Viola(4)(5)(7)(8)	92,005,690	68.1%	90,764,267	65.7%	80,099,355	100%	80,099,355	100%	95.0%	94.5%
Douglas A. Cifu(5)(9)	3,638,568	2.7%	3,344,450	2.4%	—	—	—	—	*	*
Joseph Molluso	438,924	*	438,924	*	—	—	—	—	*	*
Christopher Concannon(5)	1,902,627	1.4%	1,617,233	1.2%	—	—	—	—	*	*
John P. Abizaid(10)	7,720	*	7,720	*	—	—	—	—	*	*
Michael Bingle	—	—	—	—	—	—	—	—	—	—
William F. Cruger, Jr.	—	—	—	—	—	—	—	—	—	—
Richard A. (Dick) Grasso	—	—	—	—	—	—	—	—	*	*
Joseph Osnoss	—	—	—	—	—	—	—	—	—	—
John F. (Jack) Sandner(11)	7,720	*	7,720	*	—	—	—	—	*	*
All directors and executive officers as a group (10 persons)	98,001,249	72.5%	96,180,314	69.6%	80,099,355	100%	80,099,355	100%	95.7%	95.1%

* Less than 1%.

The following table assumes the underwriters' option to purchase additional shares is exercised in full and that the Silver Lake Equityholders elect to cause us to use a portion of the net proceeds from such exercise to purchase 1,675,463 additional shares and/or Virtu Financial Units from them. See "Certain Relationships and Related Party Transactions — Purchases from Equityholders" for more information regarding the underwriters' option to purchase additional shares and the use of the proceeds therefrom to purchase additional shares of Class A common stock and/or Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Equityholders.

Name and Address of Beneficial Owner	Class A Common Stock Owned (on a fully exchanged and converted basis)(1)				Class B Common Stock Owned (on a fully exchanged basis)(2)				Combined Voting Power(3)	
	Before this Offering		After this Offering		Before this Offering		After this Offering		Before this Offering	After this Offering
	Number	Percentage	Number	Percentage	Number	Percentage	Number	Percentage	Percentage	Percentage
5% Equityholders										
Founder Post-IPO Members(4)(5)	80,099,355	59.3%	80,099,355	57.4%	80,099,355	100%	80,099,355	100%	93.6%	93.1%
Silver Lake Equityholders(6)	25,096,148	18.6%	12,127,419	8.7%	—	—	—	—	2.9%	1.8%
Virtu Employee Holdco LLC(7)	11,906,335	8.8%	10,664,912	7.6%	—	—	—	—	1.4%	1.2%
Directors and Executive Officers										
Vincent Viola(4)(5)(7)(8)	92,005,690	68.1%	90,764,267	65.0%	80,099,355	100%	80,099,355	100%	95.0%	94.3%
Douglas A. Cifu(5)(9)	3,638,568	2.7%	3,344,450	2.4%	—	—	—	—	*	*
Joseph Molluso	438,924	*	438,924	*	—	—	—	—	*	*
Christopher Concannon(5)	1,902,627	1.4%	1,617,233	1.2%	—	—	—	—	*	*
John P. Abizaid(10)	7,720	*	7,720	*	—	—	—	—	*	*
Michael Bingle	—	—	—	—	—	—	—	—	—	—
William F. Cruger, Jr.	—	—	—	—	—	—	—	—	—	—
Richard A. (Dick) Grasso	—	—	—	—	—	—	—	—	*	*
Joseph Osnoss	—	—	—	—	—	—	—	—	—	—
John F. (Jack) Sandner(11)	7,720	*	7,720	*	—	—	—	—	*	*
All directors and executive officers as a group (10 persons)	98,001,249	72.5%	96,180,314	68.9%	80,099,355	100%	80,099,355	100%	95.7%	95.0%

* Less than 1%.

purchase additional shares in full, with any additional shares of Class A common stock and/or Virtu Financial Units and corresponding shares of Class C common stock to be purchased as a result of such exercise to be purchased from the Silver Lake Equityholders).

The following table sets forth the cash proceeds that each of our existing 5% equityholders, directors and executive officers will receive from the purchase by us of shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock with the proceeds from this offering, based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and assuming the underwriters' option to purchase additional shares is not exercised:

Name	Number of shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock, assuming the underwriters' option to purchase additional shares is not exercised	Cash proceeds ($)
Silver Lake Partners III DE (AIV III), L.P	5,628,564	88,987,597
SLP III EW Feeder I, L.P. . . .	5,530,200	87,432,462
Silver Lake Technology Associates III, L.P	85,490	1,351,597
Silver Lake Technology Investors III, L.P	49,013	774,896
Virtu Employee Holdco LLC .	1,241,423	19,626,898
Douglas A. Cifu	227,545	3,597,486
Cifu 2011 Family Trust	66,573	1,052,519
Christopher Concannon	285,394	4,512,079

If the underwriters exercise their option to purchase additional shares, we will, at the option of the Silver Lake Equityholders, use all or a portion of the net proceeds from such exercise to purchase additional shares of Class A common stock and/or Virtu Financial Units and corresponding shares of Class C common stock from the Silver Lake Equityholders, up to the full number of additional shares purchased by the underwriters. If the underwriters exercise their option to purchase more than 1,470,588 additional shares of Class A common stock from us, the Silver Lake Equityholders will, at our option, be obligated to sell to us a number of shares and/or Virtu Financial Units equal to the amount of such excess.

The following table sets forth the expected cash proceeds that each of our existing 5% equityholders, directors and executive officers will receive from the purchase by us of shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock with the proceeds from this offering, based on the midpoint of the estimated public offering price range set forth on the cover page of this prospectus and assuming the underwriters' option to purchase additional shares is exercised in full:

Name	Number of shares of Class A common stock or Virtu Financial Units and corresponding shares of Class C common stock, assuming the underwriters' option to purchase additional shares is exercised in full	Cash proceeds ($)
Silver Lake Partners III DE (AIV III), L.P	6,463,615	102,189,753
SLP III EW Feeder I, L.P. . . .	6,350,657	100,403,887
Silver Lake Technology Associates III, L.P	98,173	1,552,115
Silver Lake Technology Investors III, L.P	56,284	889,850
Virtu Employee Holdco LLC .	1,241,423	19,626,898
Douglas A. Cifu	227,545	3,597,486
Cifu 2011 Family Trust	66,573	1,052,519
Christopher Concannon	285,394	4,512,079

The foregoing table assumes that the underwriters' option to purchase additional shares is exercised in full and that the Silver Lake Equityholders elect to cause us to use a portion of the net proceeds therefrom to purchase 1,675,463 additional shares and/or Virtu Financial Units from them. If the underwriters' option to purchase additional shares is exercised in full and the Silver Lake Equityholders elect to cause us to use all of the net proceeds therefrom to purchase additional shares and/or Virtu Financial Units from them, we would purchase 1,470,588 more shares and/or Virtu Financial Units from the Silver Lake Equityholders, resulting in the receipt by the Silver Lake Equityholders of $23.2 million more of cash proceeds and a corresponding reduction of cash proceeds retained by us.

Upon consummation of this offering, subject to the equity retention agreements described below under '' — Unit Vesting, Equity Retention and Restrictive Covenant Agreements,'' each equity restricted employee (as defined below) may sell to us up to 15% of his or her pre-IPO equity (as defined below) to the extent such pre-IPO equity has vested and subject to the lockups contained in the underwriting agreement. See ''Underwriting.'' None of the Founder Pre-IPO Members, the Founder Post-IPO Members, Mr. Viola or any of his family members intends to sell any equity interests in the Company in connection with the reorganization transactions or this offering.

Amended and Restated Virtu Financial Limited Liability Company Agreement

In connection with the reorganization transactions, we, Virtu Financial and each of the Virtu Post-IPO Members, including the Founder Post-IPO Members, the Silver Lake Post-IPO Members and the Management Vehicles, will enter into the Amended and Restated Virtu Financial LLC Agreement. Following the reorganization transactions, and in accordance with the terms of the Amended and Restated Virtu Financial LLC Agreement, we will operate our business through Virtu Financial and its subsidiaries. Pursuant to the terms of the Amended and Restated Virtu Financial LLC Agreement, so long as affiliates of Mr. Viola or affiliates of Silver Lake Partners continue to own any Virtu Financial Units, shares of our Class A common stock or securities exchangeable or convertible into shares of our Class A common stock, we will not, without the prior written consent of such holders, engage in any business activity other than the management and ownership of Virtu Financial and its subsidiaries or own any assets other than securities of Virtu Financial and its subsidiaries and/or any cash or other property or assets distributed by or otherwise received from Virtu Financial and its subsidiaries, unless we determine in good faith that such actions or ownership are in the best interest of Virtu Financial. As the sole managing member that is equivalent to the consideration payable in respect of each share of our Class A common stock in such transaction. Such Virtu Post-IPO Members are not required to participate in such a transaction that is tax-free for our stockholders unless the transaction is also tax-free for such Virtu Post-IPO Members as holders of Virtu Financial Units and shares of our Class C common stock or Class D common stock, as applicable.

Stockholders Agreement

Prior to the consummation of this offering, we will enter into a Stockholders Agreement (the ''Stockholders Agreement'') with the Founder Post-IPO Members and the Silver Lake Equityholders. Under the Stockholders Agreement, the Silver Lake Equityholders will be entitled to nominate one Class III director for election to our board of directors so long as affiliates of Silver Lake Partners continue to own at least 30% of the Class A common stock held by affiliates of Silver Lake Partners immediately prior to this offering (calculated assuming that all of their Virtu Financial Units and corresponding shares of Class C common stock are exchanged for Class A common stock). If the Silver Lake Equityholders no longer own such interest in us, they will, upon the request of our board of directors, agree to cause their nominee to resign from the board of directors.

Mr. Viola and the Founder Post-IPO Members will agree to take all necessary action, including voting their respective shares of common stock, to cause the election of the director nominated by the Silver Lake Equityholders in accordance with the terms of the Stockholders Agreement. Further, Mr. Viola and the Founder Post-IPO Members will agree, for so long as the Silver Lake Equityholders are entitled to nominate a director, to take all necessary action, including voting their respective shares of common stock, to ensure that the provisions in respect of corporate opportunities and director and officer indemnification, exculpation and advancement of expenses set forth in our certificate of incorporation and by-laws are not amended, modified or supplemented in any manner without the Silver Lake Equityholders' prior written consent. To the extent Mr. Viola or a Founder Post-IPO Member transfer any of their respective shares to an affiliated transferee, that transferee would also be bound by the terms of the Stockholders Agreement. To the extent that the Silver Lake Equityholders are no longer entitled to nominate a board member, our board of directors, upon the recommendation of the Nominating and Corporate Governance Committee, will nominate a director in their place. The Silver Lake Equityholders' initial nominee for our board of directors is Michael Bingle, who will be a Class III Director.

The Stockholders Agreement also provides for the reimbursement of Mr. Viola's, the Founder Post-IPO Members' and the Silver Lake's Equityholders' out-of-pocket expenses incurred or accrued in connection with the reorganization transactions and this offering (other than taxes and underwriting discounts and commissions), up to a maximum amount of $ for Mr. Viola and the Founder Post-IPO Members and $ for the Silver Lake Equityholders.

In addition, pursuant to an additional agreement to be entered into prior to the consummation of this offering, for so long as any Silver Lake Equityholders hold equity interests in us, none of the Founder Post-IPO Members, the Management Vehicles, the Cifu Family Trust or certain members of management, including Messrs. Viola, Cifu and Concannon, will be permitted to be released from the 180-day underwriter lock-up in connection with this offering without the consent of the Silver Lake Equityholders.

Registration Rights Agreement

Prior to the consummation of this offering, we will enter into a Registration Rights Agreement (the ''Registration Rights Agreement'') with each of the Virtu Post-IPO Members, including the Founder Post-IPO Members, the Silver Lake Post-IPO Members, the Silver Lake Post-IPO Stockholder and the Management Vehicles.

Tax Receivable Agreements

In connection with the reorganization transactions, we will acquire equity interests in Virtu Financial from Silver Lake Corp in the Mergers. In addition, as described under "Use of Proceeds," we intend to use a portion of the net proceeds from this offering to purchase Virtu Financial Units and corresponding shares of common stock from certain Virtu Post-IPO Members. These purchases will result in favorable tax basis adjustments to the assets of Virtu Financial that will be allocated to us and our subsidiaries. In addition, future exchanges by the Virtu Post-IPO Members of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. Both the existing and anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

We intend to enter into three tax receivable agreements with the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (one with the Founder Post-IPO Members, the Management Vehicles, the Management Members and other post-IPO investors, another with the Silver Lake Post-IPO Stockholder and the other with the Silver Lake Post-IPO Members) that will provide for the payment by us to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (or their transferees of Virtu Financial Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Virtu Financial's assets resulting from (a) the acquisition of equity interests in Virtu Financial from Silver Lake Corp in the reorganization transactions (which represents the unamortized portion of the increase in tax basis in Virtu Financial's assets resulting from a prior acquisition of interests in Virtu Financial by Silver Lake Corp), (b) the purchases of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) from certain of the Virtu Post-IPO Members using a portion of the net proceeds from this offering or in any future offering, (c) exchanges by the Virtu Post-IPO Members of Virtu Financial Units (together with the corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, or (d) payments under the tax receivable agreements, (ii) any net operating losses available to us as a result of the Mergers and (iii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements.

The actual increase in tax basis, as well as the amount and timing of any payments under these agreements, will vary depending upon a number of factors, including the timing of exchanges by the Virtu Post-IPO Members, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest.

The payments we will be required to make under the tax receivable agreements could be substantial. We expect that, as a result of the amount of the increases in the tax basis of the tangible and intangible assets of Virtu Financial, assuming no material changes in the relevant tax law and that we earn sufficient taxable income to realize in full the potential tax benefit described above, future payments to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder in respect of the purchases, the exchanges and the Mergers will aggregate to approximately $151.3 million and range from approximately $5.8 million to $13.7 million per year over the next 15 years (or approximately $157.5 million in the aggregate, ranging from approximately $6.0 million to $14.3 million per year over the next 15 years if the underwriters exercise their option to purchase additional shares in full). Future payments under the tax receivable agreements in respect of subsequent exchanges would be in addition to these amounts and are expected to be substantial. The payments under the tax receivable agreements are not conditioned upon the Virtu Post-IPO Members' or the Silver Lake Post-IPO Stockholder's continued ownership of us.

advisor on the application of information reporting and backup withholding in light of their particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a stockholder will be refunded or credited against such stockholder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FATCA

Pursuant to the Foreign Account Tax Compliance Act, or ''FATCA,'' foreign financial institutions (which include most foreign hedge funds, private equity funds, mutual funds, securitization vehicles and any other investment vehicles) and certain other foreign entities must comply with information reporting rules with respect to their U.S. account holders and investors or confront a withholding tax on U.S. source payments made to them (whether received as a beneficial owner or as an intermediary for another party). More specifically, a foreign financial institution or other foreign entity that does not comply with the FATCA reporting requirements will generally be subject to a 30% withholding tax with respect to any ''withholdable payments.'' For this purpose, withholdable payments include generally U.S.-source payments otherwise subject to nonresident withholding tax (e.g., U.S.-source dividends) and also include the entire gross proceeds from the sale or other disposition of any equity or debt instruments of U.S. issuers. The FATCA withholding tax will apply even if the payment would otherwise not be subject to U.S. nonresident withholding tax (e.g., because it is capital gain). Administrative guidance from the IRS defers this withholding obligation until July 1, 2014 for payments of dividends on U.S. common stock and until January 1, 2017 for gross proceeds from dispositions of U.S. common stock.

Non-U.S. Holders are urged to consult with their own tax advisors regarding the effect, if any, of the FATCA provisions to them based on their particular circumstances.

Company Tax Attribute Considerations

In connection with the reorganization transactions, we will acquire equity interests in Virtu Financial from Silver Lake Corp in the Mergers. In addition, as described under ''Use of Proceeds,'' we intend to use a portion of the net proceeds from this offering to purchase Virtu Financial Units and corresponding shares of common stock from certain Virtu Post-IPO Members. These purchases will result in favorable tax basis adjustments to the assets of Virtu Financial that will be allocated to us and our subsidiaries. In addition, future exchanges by the Virtu Post-IPO Members of Virtu Financial Units and corresponding shares of Class C common stock or Class D common stock, as the case may be, for shares of our Class A common stock or Class B common stock, respectively, are expected to produce favorable tax attributes. These tax attributes would not be available to us in the absence of those transactions. Both the existing and anticipated tax basis adjustments are expected to reduce the amount of tax that we would otherwise be required to pay in the future.

As described elsewhere in this prospectus, we intend to enter into three tax receivable agreements with the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder that will provide for the payment by us to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (or their transferees of Virtu Financial Units or other assignees) of 85% of the amount of cash savings, if any, in U.S. federal, state and local income tax or franchise tax that we actually realize as a result of (i) any increase in tax basis in Virtu Financial's assets resulting from (a) the acquisition of equity interests in Virtu Financial from Silver Lake Corp in the reorganization transactions (which represents the unamortized portion of the increase in tax basis in Virtu Financial's assets resulting from a prior acquisition of interests in Virtu Financial by Silver Lake Corp), (b) the purchases of Virtu Financial Units (along with the corresponding shares of our

Class C common stock or Class D common stock, as applicable) from certain of the Virtu Post-IPO Members using a portion of the net proceeds from this offering or in any future offering, (c) exchanges by the Virtu Post-IPO Members of Virtu Financial Units (together with the corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable, or (d) payments under the tax receivable agreements, (ii) any net operating losses available to us as a result of the Mergers and (iii) tax benefits related to imputed interest deemed arising as a result of payments made under the tax receivable agreements.

The actual increase in tax basis, as well as the amount and timing of any payments under these agreements is uncertain and will vary depending upon a number of factors, including the timing of exchanges by the Virtu Post-IPO Members, the price of our Class A common stock at the time of the exchange, the extent to which such exchanges are taxable, the amount and timing of the taxable income we generate in the future and the tax rate then applicable and the portion of our payments under the tax receivable agreements constituting imputed interest.

In addition, although we are not aware of any issue that would cause the IRS to challenge the tax basis increases or other benefits arising under the tax receivable agreements, the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder (or their transferees or other assignees) will not reimburse us for any payments previously made if such tax basis increases or other tax benefits are subsequently disallowed, except that any excess payments made to the Virtu Post-IPO Members and the Silver Lake Post-IPO Stockholder will be netted against future payments otherwise to be made under the tax receivable agreements, if any, after our determination of such excess.

other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

We and our officers and directors, and holders of substantially all of our common stock, have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock (including Virtu Financial Units) during the period from the date of this prospectus through the date that is 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters.

The restrictions described in the paragraph above do not apply, subject in certain cases to various conditions (including no filing requirements (other than certain filings on Form 5) and the transfer of the lock-up restrictions), to:

- transfers as a bona fide gift, gifts or charitable contribution;

- transfers to any beneficiary or immediate family member of the securityholder or any trust, limited liability company, partnership or corporation for the direct or indirect benefit of the securityholder or the immediate family of the securityholder;

- transfers to any beneficiary of or estate of a beneficiary of the securityholder pursuant to a trust, will or other testamentary document or applicable laws of descent;

- transfers to any third-party pledgee in a bona fide transaction as collateral to secure obligations pursuant to lending or other arrangements between such third parties (or their affiliates or designees) and the securityholder and/or its affiliates or any similar arrangement relating to a financing arrangement for the benefit of the securityholder and/or its affiliates;

- transfers with the prior written consent of the representatives on behalf of the underwriters;

- exercises of warrants, conversions of convertible securities, exercises of options granted pursuant to our or our affiliates' stock option/incentive plans or otherwise outstanding on the date of this prospectus;

- if the securityholder is a corporation, partnership, limited liability company or other entity, (i) transfers to another corporation, partnership, limited liability company or other entity that is an affiliate (as defined under Rule 12b-2 of the Exchange Act) of the securityholder or (ii) distributions to equity holders (including, without limitation, general or limited partners, members, stockholders or affiliates) of the securityholder (including upon the liquidation and dissolution of the securityholder pursuant to a plan of liquidation approved by the securityholder's equity holders);

- if the securityholder is a trust, transfers to a grantor or beneficiary of the trust;

- if the securityholder is an individual, transfers to any corporation, partnership, limited liability company or other entity that is wholly-owned by the securityholder and/or by members of the securityholder's immediate family;

- the shares being offered pursuant to this prospectus;

- the reorganization transactions described in this prospectus;

- exchanges of Virtu Financial Units (along with the corresponding shares of our Class C common stock or Class D common stock, as applicable) for shares of our Class A common stock or Class B common stock, as applicable pursuant to the Exchange Agreement described under ''Certain Relationships and Related Party Transactions — Exchange Agreement'';

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- the redemption by us, Virtu Financial or one of our affiliates of (i) securities held by or on behalf of an employee in connection with the termination of such employee's employment or (ii) involuntarily transferred securities, in each case, in accordance with the Amended and Restated Virtu Financial LLC Agreement or the limited liability company agreements of Virtu Employee Holdco or Virtu East MIP;

- the repurchase of securities by us pursuant to an employee benefit plan described in this prospectus or pursuant to the agreements pursuant to which such securities were issued;

- any shares of our Class A common stock acquired by a securityholder (i) in the open market after the completion of this offering or (ii) from the underwriters in this offering;

- any transfer or sale of securities by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement; and

- dispositions of securities to a bona fide third party pursuant to a tender or exchange offer or any other transaction, including, without limitation, a merger, consolidation or other business combination involving a change in control of the Company, that, in each case, has been approved by our board of directors (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the securityholder may agree to transfer, sell, tender or otherwise dispose of the securityholder's securities in connection with any such transaction, or vote any of the securityholder's securities in favor of any such transaction), provided that all of the securities not so transferred, sold, tendered or otherwise disposed of remain subject to the lock-up agreement and also provided that as a condition of such transfer, sale, tender or other disposition, if such tender offer or other transaction is not completed, such securities will remain subject to the lock-up restrictions.

See ''Shares Available for Future Sale'' for a discussion of certain transfer restrictions.

Prior to this offering, there has been no public market for our shares of Class A common stock. The initial public offering price will be determined by negotiations among us and the representatives of the underwriters. The factors to be considered in determining the initial public offering price of the shares will include the prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to list our Class A common stock on NASDAQ under the symbol ''VIRT.''

In connection with this offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A ''covered short position'' is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. ''Naked'' short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the